AMERISTEEL®

REPORT TO SHAREHOLDERS*

For the Fiscal Year Ended December 31, 2001

***This document plus the 10K report constitute the annual shareholder's rep[redacted]**



TO OUR SHAREHOLDERS:

If the benchmark for evaluating AmeriSteel's corporate performance is restricted to earnings, then 2001 would be characterized as disappointing. If, however, a reasonable standard is expanded to encompass all aspects of enterprise development, then 2001 is a milestone and AmeriSteel's most dynamic and successful era in the past five years.

In an environment that spawned the most difficult market conditions of the past two decades, the domestic mini-mill industry experienced severe declines in shipment volumes and price levels as well as a rash of bankruptcies. Within this climate, the typical competitor reaction was to retrench and to curtail the normal level of investments in equipment and employee development. In contrast to this remedy of conservatism and stagnation, AmeriSteel embarked on an aggressive investment campaign to build the foundation for its future success.

	CY 2001	CY 2000	CY 1999
Mill Finished Shipments (000 tons)	1,387	1,387	1,412
Fabricated Rebar Shipments (000 tons)	495	491	442
Billet Shipments (000 tons)	22	43	123
Total Shipments (000 tons)	1,904	1,920	1,977
Average Finished Goods Price ($/ton)	$280	$297	$302
Average Scrap Cost ($/ton)	$90	$107	$101
Average Metal Spread	$190	$190	$202
Net Income (millions)	$10.0	$8.1	$29.6
Capital Expenditures (millions)	$21.7	$42.8	$42.1
Strategic Acquisitions (millions)	$51.20	$0	$17.70

AmeriSteel adopted an aggressive posture of responding to rampant changes and embracing the challenges that emerged. During the course of 2001, AmeriSteel took bold yet prudent steps in adding depth to a talented management team, acquiring attractive strategic businesses, increasing the range of product offerings, and enhancing the effectiveness of its information systems and office facilities.

Within the management ranks, four of the seven corporate Vice President positions and three of the six steel mill manager slots have new incumbents that are injecting fresh ideas and energy to address the dynamics of today's competitive environment. Included in this management realignment was the creation of a totally new Strategic Development Department to champion the design and deployment of measures for achieving our goal of reaching world class benchmark standards of operating efficiency. To assist in this world class initiative, AmeriSteel has also engaged the professional services of outside experts to include KPC-Knowledge Process Consultants, G.P.Deltapoint, Corus Consultants, and the resources of our parent entity Gerdau. With guidance from these experienced consultants, AmeriSteel launched employee training initiatives and world class benchmark projects in several of the steel mills and downstream fabricating operations during FY 2001. Company-wide adoption of the world class initiative is on schedule for implementation during the current year.

The internal focus on leadership and the development of professional talent holds the key to our future growth prospects and is currently receiving a priority of the utmost urgency. This concentration on human resources currently permeates throughout the organization, and 2001 experienced the highest level of investment in employee training and development in the history of the Company. In addition to extensive in-house training classes, AmeriSteel dispatched 30 employees to observe and to learn from the Gerdau steel operations in Brazil. AmeriSteel is also sending approximately 50 of the new Cartersville Mill employees on two-week work assignments with the shift crews of the Corus mid-section steel mill in Scunthorpe, England. The magnitude of this commitment to employee development is amplified when one considers the prevailing competitive pressures on profit margins and avoidable discretionary spending.

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	CY 2001	CY 2000	CY 1999
Melt Shop Production (000 tons)	1,850	1,941	1,944
Rolling Mill Production (000 tons)	1,808	1,826	1,775
Total Shipments (000 tons)	1,904	1,920	1,977
Conversion Cost ($/ton)	$128	$130	$125
Operating Income ($/ton)	$16.8	$16.6	$35.9
Return on Capital Employed	4.0%	3.8%	9.8%
Net Income (millions)	$10.0	$8.1	$29.6
Capital Expenditures (millions)	$21.7	$42.8	$42.1

The adversity of the distressed market conditions also presented several very attractive acquisition opportunities during 2001. In April 2001, AmeriSteel was fortunate to acquire the management talent and operating assets of AmeriSteel Bright Bar (ABB), a cold drawn steel operation in Orrville, Ohio. ABB provides an attractive entry into the downstream value added processing of cold drawn bar products and enhances our product range offering to the service center distribution channel. With the expertise of the ABB management resources, AmeriSteel has an opportunity to rapidly expand in the cold drawn steel sector and create additional captive demand for our merchant product mills in Charlotte, Jackson and Cartersville.

Effective August 1, 2001, administrative measures were initiated to integrate the commercial and operational activities of AmeriSteel and the Canadian affiliate Gerdau-Courtice. Through commercial coordination and exchange of best operating practices, the unification of activities between these two separate legal entities will enhance the range of product offerings and customer service capabilities within the North American market.

During the December quarter, AmeriSteel successfully negotiated the acquisition of Birmingham Steel's steel mill assets in Cartersville, Georgia and closed on the transaction on December 28, 2001. The addition of this facility was accomplished at an attractive price and strategically expanded the size range of AmeriSteel's merchant product offerings to the service center customers. The Cartersville Mill represents additional melt shop capacity of 800,000 tons per year and rolling mill capacity of 500,000 tons in mid-size merchant products from 4" to 12" in width. Exploitation and commercialization of the additional Cartersville capacity is an immediate challenge for AmeriSteel's marketing resources. This acquisition represents an exciting growth opportunity for the future of AmeriSteel.

To offset the effects of decreasing market demand for steel products, AmeriSteel launched an aggressive campaign to expand into new product sizes and effectively added 27 additional products to the rolling schedules for the Charlotte and West Tennessee Mills. This coordinated teamwork effort between marketing and operations was successful in mitigating the declining trend in steel shipments and created future growth opportunities with our existing customer base.

In conjunction with the advancement of e-commerce and internet technology, AmeriSteel maintained its industry leadership position by conducting a major modernization of the AmeriSteel Internet web page. In May, 2001, new features and customer friendly enhancements to the web page were implemented. These technological advancements will now permit the customer to perform all of the interface transactions that were previously limited to manual customer service intervention.

PIP PAYOUT % MILL GROUP	CY 2001	CY 2000	CY 1999
Charlotte	38.4	37.4	36.2
Jacksonville	63.3	67.6	68.6
Knoxville	56.7	39.3	36.7
West Tennessee	52.1	48.6	43.6
Mill Group Average	52.9	48.7	46.3

The Fabricated Reinforcing Steel Group's Partners In Performance plan has resulted in $5,611,001 paid to Fab Group Employees in 2001. The average PIP payout for 2001 was 19.5%. Atlas Division's PIP payout for 2001 was 15.1%. The Rail Products Division's PIP payout was 34.1%. The Corporate Office PIP, which is the weighted average of all other locations, was 35.5%. Bright Bar did not have a PIP program in 2001.

During 2001, AmeriSteel was also extensively involved in an activist role in several mini-mill industry projects that included the government 201 steel trade safeguard campaign, negotiations of standard commercial terms and conditions for steel scrap purchases, and steel industry lobbying efforts regarding energy deregulation and pricing.

The favorable outcome of the Section 201 trade case was the result of extensive educational and communications contacts with government administrative officials and political entities. The coordinated activities of the mini-mill industry committees on commercial relations with the scrap industry and the energy utility industry were major advancements towards streamlining the cost competitiveness of steel manufacturing.

Phillip E Casey

President and CEO

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2001
Commission File Number -- 1-5210

AMERISTEEL CORPORATION

Florida	59-0792436
(State of Incorporation)	(I.R.S. EIN)

5100 W. Lemon Street
Tampa, Florida 33609

Mailing Address:
P.O. Box 31328
Tampa, Florida 33631-3328
Telephone No. (813)286-8383

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [x]

State the aggregate market value of the stock held by non-affiliates of the registrant: $8,384,145 as of February 28, 2002.

Indicate the number of shares outstanding of each of the registrant's classes of common equity, as of the latest practicable date:

Common Stock, par value $.01 per share – 10,338,402 as of February 28, 2002.

Documents incorporated by reference: Parts of Information Statement to be submitted to shareholders prior to April 30, 2002 are incorporated by reference in Part III of this Form 10-K.

PART 1

ITEM 1. BUSINESS

During calendar 2001, AmeriSteel Corporation (the "Company") operated four non-union minimills located in the southeastern U.S. that produce steel concrete reinforcing bars ("rebar"), light structural shapes such as rounds, squares, flats, angles and channels ("merchant bars") and, to a lesser extent, wire rod ("rods") and billets (which are semi-finished steel products). The Company also operated 18 rebar fabricating and coating plants that serve the southeastern and mid-atlantic markets that are in close proximity to its mills. Additionally, the Company operated two rail spike manufacturing facilities in Paragould, Arkansas and Lancaster, South Carolina, and a wire mesh and collated nail manufacturing facility in New Orleans, Louisiana.

The Company was successful in its strategy to grow the business in 2001 by acquiring a value added downstream business and a minimill that expands the Company's product offerings. In April 2001, the Company acquired AmeriSteel Bright Bar ("ABB") in Orrville, Ohio, a producer of cold drawn flat bar. On December 28, 2001, the Company acquired the assets of the Cartersville, Georgia mill from Birmingham Steel Corporation and as a result will add structural products and expanded merchant bars to its product list in 2002.

During calendar 2001, approximately 52% of the Company's mill rebar production was sold directly to distributors and independent fabricating companies in stock lengths and sizes. The remaining 48% of the rebar produced by the mills was transferred to the Company's fabricating plants where value is added by cutting and bending the rebar to meet strict engineering, architectural and other end-product specifications. Merchant bars and rods generally are sold to steel service centers, original equipment manufacturers and fabricators in stock lengths and sizes.

The Company's minimills are located in Jacksonville, Florida, Charlotte, North Carolina, Jackson and Knoxville, Tennessee, and Cartersville, Georgia. Minimills are steel mills that use electric arc furnaces to melt steel scrap and cast the resulting molten steel into long strands called billets in a continuous casting process. The billets are typically transferred to a rolling mill where they are reheated, passed through roughing mills for size reduction and then rolled into rebar, merchant bars or rods. These products emerge from the rolling mill and are uniformly cooled on a cooling bed. Most merchant products then pass through automated straightening and stacking equipment. Rebar and merchant products are neatly bundled prior to shipment to customers by rail or truck.

Steel can be produced at significantly lower costs by minimills than by integrated steel operators. Integrated steel mills, which typically process iron ore and other raw materials in blast furnaces to produce steel, generally use costlier raw materials, consume more energy, operate older facilities that are more labor intensive and employ a more highly paid labor force. In general, minimills serve localized markets and produce a limited line of steel products.

The domestic minimill steel industry, and international steel industry in general, currently has excess production capacity. This excess capacity has resulted in competitive product pricing and cyclical pressures on industry profit margins. The high fixed costs of operating a minimill encourage mill operators to maintain high levels of output even during periods of reduced demand, which exacerbates the pressures on profit margins. In this environment, efficient production and cost controls are important to domestic minimill steel producers. International overcapacity, weak foreign economies, and a strong U.S. dollar have also resulted in record levels of subsidized dumped imports, a majority of which are being sold at prices far below production and export costs of the originating producers.

The Company is organized into two primary business segments: (a) Mill Operations and (b) Steel Fabrication. For financial information concerning segments, see "Note L to December 31, 2001 Consolidated Financial Statements—Segment Information."

The predecessor of the Company was formed in 1937 as a rebar fabricator. In 1956, it merged with five steel fabricators in Florida to form Florida Steel Corporation, which then commenced construction of its first minimill in Tampa, Florida. In 1996, the Company changed its name to AmeriSteel Corporation. Since September 2000, Brazilian steel manufacturer, Gerdau S.A. ("Gerdau") through one of Gerdau's subsidiaries, Gerdau U.S.A., Inc. ("GUSA") has owned 100% of FLS Holdings, Inc. (the "Holding Company" or "FLS"), whose only business is to own AmeriSteel common stock. As a result, Gerdau is the majority owner of AmeriSteel with an indirect controlling interest of approximately 87%. An institutional investor owns approximately 4% of the common stock of the Company. The remaining 9% of the Company's common stock is owned by executives and other employees.

In March 2000, the Company's Board of Directors approved changing the year end of the Company from March 31 to December 31 effective for the period ending December 31, 2000.

Products

The following table shows the percentage of the Company's net sales derived from each product category in the relevant time period:

	Year Ended December 31, 2001	Nine Months Ended December 31, 2000	Year Ended March 31, 2000
Fabricated Rebar	34%	33%	31%
Stock Rebar	29	28	25
Merchant Bars	29	28	33
Rods	3	3	3
Billets and other	5	8	8
	100%	100%	100%

The Company has invested over $145 million in mill modernization and other projects in the past five calendar years, much of which has been spent on increasing merchant bar production capacity which generally command higher margins. However, recent market disruptions caused primarily by inappropriately priced dumped imports, both for rebar and merchant bars, has resulted in the Company shifting its production away from merchant bar products. The Company sold a record 1,184,000 tons of rebar in 2001 while merchant shipments declined to a four year low of 596,000 tons.

Rebar Products (Stock and Fabricated)

The Company produces rebar products primarily at its minimills in Knoxville, Jacksonville and Charlotte. The Company's rebar either is sold directly to distributors and independent fabricating companies in stock lengths and sizes or is transferred to the Company's fabricating plants where it is cut and bent to meet engineering, architectural and other end-product specifications. The Company's rebar products are used primarily in two sectors of the construction industry: non-residential building projects, such as institutional buildings, retail sites, commercial offices, apartments and hotels and manufacturing facilities, and infrastructure projects such as highways, bridges, utilities, water and waste treatment facilities and sports stadiums. The Company's rebar products are also used in multi-family residential construction such as apartments, condominiums and multi-family homes. Usage of the Company's rebar products is roughly split evenly between private and public projects.

Merchant Bars and Structural Products

The Company produces merchant bars primarily at its minimills in Jackson and Charlotte, and in 2002 will begin producing larger (3 inches and greater) merchant and structural sizes in Cartersville. Merchant bars consist of rounds, squares, flats, angles and channels. Merchant bars and structural products are generally sold to steel service centers, and manufacturers who fabricate the steel to meet engineering or end-product specifications. Merchant bars are used to manufacture a wide variety of products, including gratings, transmission towers, floor and roof joists, safety walkways, ornamental furniture, stair railings and farm equipment. Structural products are used in a wide variety of manufacturing including housing beams, trailers, structural support for buildings and other construction purposes.

Merchant bar and structural products typically require more specialized processing and handling than rebar, including straightening, stacking and specialized bundling. Because of the greater variety of shapes and sizes, merchant bars and structural products typically are produced in shorter production runs, necessitating more frequent changeovers in rolling mill equipment. Merchant bar products and structural products generally command higher prices and produce higher profit margins than rebar. Structural products produced at Cartersville will add to the Company's product mix to better serve its customers.

ABB purchases flat bars from the Company's Jackson mill or a Gerdau affiliate, Courtice Steel, and processes it by cold drawing the bar to enhance its physical characteristics. ABB currently produces 50 sizes of cold drawn flat bar which are then sold to third party service centers.

Rods

The Company produces steel rod at its Jacksonville minimill. Most of this rod is sold directly to third-party customers, while the remainder, depending on market conditions, is shipped to the Company's New Orleans, Louisiana facility, where the rod is drawn down to wire for use in the manufacture of wire mesh and collated nails.

Billets

The Company's melt shops produce semi-finished billets for conversion to rebar, merchant bar and rods in the rolling mills. Because the Company's melting capacity generally exceeds its rolling mill capacity, the Company sells excess billet production to steel mills that have less steel melting capacity than rolling mill capacity.

Marketing and Customers

The Company conducts its marketing operation through both its own inside and outside sales personnel. The outside sales personnel for mill rebar and merchant bar are located in close proximity to the Company's major markets and customers. The Company's salespeople handle both rebar and merchant bar sales in a geographic area. This structure has several advantages in that it eliminates duplicate sales calls on customers, enables salespeople to cover smaller geographic areas, improves customer relationships and facilitates flow of reliable market information to the Company. The Company's inside sales force is centralized at the Company's Tampa, Florida headquarters, where all order taking, mill production scheduling, inventory management and shipping arrangements are coordinated. Metallurgical service representatives, located at each of the Company's mills, provide technical support to the sales force.

Principal customers of the Company include steel distributors, steel service centers, rebar fabricators, other metal fabricators and manufacturers, railroads, building material dealers and contractors. Its fabricated rebar products are sold to contractors performing work for residential and nonresidential building, road, bridge, public works, utility and other miscellaneous construction. The Company's business is not dependent upon any single customer. The Company's customer base is fairly stable from year to year, and during calendar 2001 no one customer accounted for more than 3.7% of net sales and the five largest customers accounted for approximately 13.4% of net sales. The Company's credit terms to customers are generally determined based on market conditions. The Company, however, generally does not offer extended (more than 30 days) payment terms to customers. The Company's business is seasonal, with orders in the June and September quarters tending to be stronger than the March and December quarters due primarily to weather related slowdowns in construction activity.

Fabricated rebar sales personnel are located at the Company's fabricating facilities where engineering service representatives provide technical and sales support. Fabricated rebar is generally produced in response to specific customer orders. The amount of sales order backlog pertaining to fabrication contracts was approximately 326,000 tons at December 31, 2001. The high level of backlog reflects the overall strength of the U.S. construction industry in the past few years and the long-term nature of the projects. The Company expects the majority of the December 31, 2001 backlog to be filled within the first three quarters of 2002 while new backlog is generated.

Despite the commodity characteristics of the stock rebar and merchant bar markets, the Company believes that it distinguishes itself from its competitors to some extent due to its product quality, its consistent delivery record, its capacity to service large orders, and its ability to fill most orders quickly from inventory. Moreover, although construction and infrastructure projects are generally nonrecurring in nature, the steel fabricators, distributors and service centers that supply many of these projects tend to be long-time customers of the Company. The Company believes that its reputation for quality products and service is among the highest in the industry.

Competition

The Company experiences substantial competition in the sale of each of its products from a large number of companies in its geographic markets. Rebar and merchant bars are commodity steel products, making price the primary competitive factor. Due to the high cost of freight relative to the price of the Company's steel products, competition from non-regional producers is generally limited. Rebar deliveries are generally concentrated within a 350 mile radius of a minimill, while merchant bar deliveries are generally concentrated within a 500 mile radius of a minimill. Except in unusual circumstances, the customer's delivery expense is limited to freight charges from the nearest competitive minimill and the supplier absorbs any incremental freight charges.

Despite the high costs of freight discussed above, the Company has experienced significant and unfair competition from foreign finished steel bar producers during the past several years, with foreign imports within the past two years being significantly higher than historical levels. Due to unfavorable foreign economic conditions and excess capacity, imports of steel bar products to the U.S. market continued to occur at unusually high levels and at prices below their production and export costs, both of which have had a negative effect on domestic prices. Despite favorable anti-dumping rulings earlier in the year by the Department of Commerce, imports continued at very high levels. The Company is participating in and supports recent efforts to control the importation of steel at unfair subsidized pricing. These efforts include seeking relief through Section 201 of the Trade Act of 1974. In September 2002, the International Trade Commission unanimously found steel imports to be injurious to the domestic steel industry and sent proposed remedies to President Bush in December 2001. On March 6, 2002, President Bush implemented remedies that include tariffs of 15% on rebar and 30% on merchant bar imports effective March 20, 2002. The tariffs are imposed for three years and decline from 15% to 12% in the second year and 9% in the third year for rebar, and for merchant bar imports decline to 24% in the second year and 18% in the third year. The Company is grateful to the President for his actions on behalf of a beleaguered steel industry and is hopeful that prices for its products will rebound to more normalized levels.

Stock Rebar

The boundary of the current market area for the Company's rebar products is roughly defined by a line running through New Orleans, Louisiana, Little Rock, Arkansas, Kansas City, Kansas, St. Louis, Missouri, Chicago, Illinois, Indianapolis, Indiana, Columbus, Ohio, and Baltimore, Maryland. The Company has found shipping outside of this market area to be only marginally profitable because of freight cost considerations.

Merchant Bar and Structural Products

The Company's primary marketing area for merchant bars and now structural products encompasses the southeastern and midwestern U.S. The Company's merchant bar sales represented approximately 29% of the Company's total tons shipped in 2001. The market for merchant bars is very competitive, with price being the primary competitive factor. In the last several years, the Company has upgraded its rolling mills to increase the Company's ability to shift production from rebar to merchant bar as market conditions allow.

Rods

The Company produces rods at its Jacksonville minimill. The Company's primary marketing area for rods includes Florida, South Carolina, Georgia, Alabama and Louisiana. The Company does not intend to expand its marketing beyond these states due to the relatively low margins and prohibitive freight cost inherent to rod products. The market for rods can be heavily influenced by foreign imports and in recent years, rod sales by foreign competitors had a significant negative effect on the Company's rod prices.

Fabricated Rebar

With 18 rebar fabricating plants located throughout the eastern U.S., generally within support distance from one of the Company's four minimills, the Company is a major factor in all the markets it serves. In the sale of fabricated rebar, the Company competes with other steel fabricators in its marketing area, some of whom purchase their stock rebar from the Company.

Raw Materials and Energy Costs

Steel scrap is the Company's primary raw material and comprised approximately 30% of the Company's cost of sales. The relatively simple metallurgical requirements of the Company's products enable the Company to use low quality, and thus lower cost, steel scrap. Various domestic and foreign firms supply other important raw materials or operating supplies required for the Company's business, including refractories, ferroalloys and carbon electrodes. The Company has historically obtained adequate quantities of such raw materials and supplies to permit efficient mill operations.

Electricity and natural gas represented approximately 13% and 9%, respectively, of the Company's mill conversion costs. Access to attractively priced electric power and natural gas can be an important competitive cost advantage to a minimill. The Company purchases its power from its utilities under interruptible service contracts. Under such contracts, the utilities provide service at substantially less than firm tariff rates in return for the right to curtail power deliveries during peak demand periods. Such interruptions usually occur with sufficient notice to allow the Company to curtail production in an orderly manner. Since deregulation of the natural gas industry, natural gas requirements have generally been provided through purchase of well-head gas delivered via the interstate pipeline system and local distribution companies. Open access to competitively priced supply of natural gas enables the Company to secure adequate supplies at competitive prices. Although deregulation of both natural gas and wholesale electricity afford opportunities for lower costs resulting from competitive market forces, pricing for both of these energy sources have become more volatile in the recent past and may continue to be.

Employees

As of December 31, 2001, the Company had 2,224 employees, excluding approximately 227 hired for the Cartersville mill operation in January 2002, none of whom are covered by a collective bargaining agreement. The Company believes that its relations with its employees are good. The Company has been, and continues to be, proactive in establishing and maintaining a climate of good employee relations with its employees. Ongoing initiatives include organizational development skills training, team building programs, opportunities for participation in employee involvement teams, and an "open book" system of management. The Company believes high employee involvement is a key factor in the success of the Company's operations. The Company's compensation program is designed to make the Company's employees' financial interest congruous with those of the Company's shareholders.

Environmental Regulation

See "Management's Discussion and Analysis of Financial Condition and Results of Operations --Compliance with Environmental Laws and Regulations" and "Note I to December 31, 2001 Consolidated Financial Statements--Environmental Matters" for a discussion of the Company's cleanup liabilities with state and federal regulators regarding the investigation and/or cleanup of certain sites.

ITEM 2. PROPERTIES

Production and Facilities

The Company operates its minimills so that inventory levels are maintained within targeted ranges. While it is normally advantageous to run the mills at full production levels to achieve the lowest per unit costs, producing to targeted inventory levels balances production with marketing and gives management flexibility to operate to limit maintenance delays and other downtime. This approach also results in better working capital management.

The following table sets forth certain information regarding the Company's five minimills, including the current estimated annual production capacity and actual production of the minimills in thousands of tons. Billets produced in the melting process in excess of rolling needs are often sold to third parties. Note: annual rolling capacities are estimates based on expected product mix, and actual utilization may vary significantly due to changes in customer requirements, sizes, grades and types of products rolled, and production efficiencies. Decreased utilization at the mills is a response to poor market conditions as a result of dumped foreign steel imports.

Location	Start-up Date	Approx. Annual Melting Capacity	Year Ended December 31, 2001 Melting Production	Capacity Utilization Percentage	Approx. Annual Rolling Capacity	Year Ended December 31, 2001 Rolling Production	Capacity Utilization Percentage
Charlotte, NC	1961	480	358	75%	360	335	93%
Jackson, TN	1981	670	508	76	600	459	77
Jacksonville, FL	1976	650	557	86	625	581	93
Knoxville, TN	1987(1)	500	427	85	480	433	90
Cartersville, GA	2002(2)	500	0	n/a	320	0	n/a
Total (3)		2,800	1,850	80%	2,385	1,808	88%

(1) Purchase Date
(2) Acquired December 28, 2001
(3) Utilization % excludes Cartersville

Operations at Cartersville have recently begun under AmeriSteel management with no operations in 2001. The Company anticipates production at Cartersville will grow gradually as new markets are penetrated and shipments increase. Cartersville production levels are currently running at less than 50% of design capacity, resulting in lower staffing requirements.

Charlotte Minimill

The Charlotte minimill produces rebar and merchant bars. Rebar produced in Charlotte is marketed primarily in the states from South Carolina to Pennsylvania. Merchant bar produced in Charlotte is marketed primarily along the eastern seaboard states from Florida to Pennsylvania.

Charlotte's melting equipment includes a 75-ton electric arc furnace utilizing the Consteel process, a continuous scrap feeding and preheating system, and a ladle refining station. The melting facilities also include a 3-strand continuous caster and material handling equipment. Charlotte's rolling mill includes a reheat furnace, 15 in-line mill stands, a 200 foot cooling bed, an in-line straightener and flying cut-to-length shear, and an automatic stacker for merchant bars and rebar.

Jackson Minimill

The Jackson minimill produces mostly merchant bars and some larger size rebar. This minimill is the Company's largest single producer of merchant bars. The merchant bars are marketed primarily in the southeastern U.S., as well as into southern Illinois, Indiana and Ohio.

Melting equipment includes a 135-ton electric arc furnace, a 4-strand continuous billet caster and material handling equipment. The rolling mill consists of a 120 tons per hour reheat furnace, 16 Danieli vertical and horizontal in-line quick-change mill stands, a cooling bed, an in-line straightener, a cut-to-length product shear, an automatic stacker, and associated shipping and material handling facilities.

Jacksonville Minimill

The Jacksonville minimill produces rebar and rods. The rebar is marketed primarily in Florida, the nearby Gulf Coast states and Puerto Rico, with coiled rebar being shipped throughout the Company's marketing area. The rod products are sold throughout the southeastern U.S.

Jacksonville's melting equipment consists of a 90 ton capacity electric arc furnace and a 4-strand continuous caster. The rolling mill includes a 100 tons per hour reheat furnace, a 16-stand horizontal Danieli in-line mill, a 10-stand Danieli rod block, a cooling bed for straight bars and a controlled cooling line for coiled products, a cut-to-length product shear, and automatic bundling and tying equipment for straight bars and coils.

Knoxville Minimill

The Knoxville minimill produces almost exclusively rebar. The rebar is marketed throughout the Ohio Valley, including all areas of Ohio and Kentucky and parts of Illinois, Indiana, Virginia, West Virginia, Tennessee, and in portions of North and South Carolina, Georgia and Alabama.

Knoxville's melt shop completed an 18-month, $34.5 million modernization in July 2000. The new facility includes a 90 ton electric arc furnace utilizing the Consteel process and replaced two 35 ton furnaces. Melting capacity increased from 330 tons to 450 tons annually. The rolling mill consists of a reheat furnace, 16 in-line mill stands utilizing the Thermex in-line heat treating process, a cooling bed, a cut-to-length shear line, and associated shipping and material handling facilities.

Cartersville Minimill

AmeriSteel acquired the Cartersville, Georgia facility in December 2001. The facility has a melt shop with a 24 foot, 140 ton Demag AC electric arc furnace and Demag 6-strand billet caster. In addition to a wide range of merchant bars, the mill produces structural products which expands AmeriSteel's product offerings to its customers.

Fabrication

The Company believes that it operates the largest rebar fabricating group in the U.S. The Company's network consists of 16 rebar fabricating, one rebar coating plant, and one combiined fabricating and coating plant, all located throughout the southeastern and northeastern U.S. The facilities are interconnected via satellite for the immediate transfer of customer engineering and production information utilized in its computer assisted design detailing programs. The fabricating plants are a downstream operation of the Company, purchasing the majority of its rebar from the Company's minimills, primarily Knoxville, Jacksonville and Charlotte.

Included in results since April 1999 are the acquired operating assets of rebar fabricator Brocker Rebar Co. and Milton Rebar Coating which expanded the Company's fabricating operations into the northeast market. The additional operations have a 45 year history in the industry, with plants in York, Pennsylvania, Milton, Pennsylvania, Baltimore, Maryland, Wilmington, Delaware and Sayreville, New Jersey with annual production capacity of approximately 115,000 tons.

Fabricated rebar is produced by cutting and bending stock rebar to meet engineering, architectural and other end-product specifications. The fabrication division currently employs about 838 employees. The following table shows the fabricating plant locations and approximate annual capacity:

Fabricating Plant	Capacity (in Tons)
Plant City, FL (Tampa)	40,000
Jacksonville, FL	35,000
Ft. Lauderdale, FL	40,000
Orlando, FL	15,000
Charlotte, NC	35,000
Raleigh, NC	30,000
Duluth, GA (Atlanta)	40,000
Aiken, SC	15,000
Knoxville, TN	40,000
Nashville, TN	30,000
Collierville, TN (Memphis)	20,000
Louisville, KY	25,000
St. Albans, WV (1)	25,000
York, PA	55,000
Baltimore, MD	30,000
Wilmington, DE (1)	20,000
Sayreville, NJ	20,000
Total	515,000

In addition to the above fabricating capacity, the Company has epoxy coating plants in Knoxville, TN and Milton, PA with combined annual coating capacity of approximately 65,000 tons.

(1) In January 2002, the Company announced plans to close its fabricating plants in St. Albans, WV. and Wilmington, DE. The Company anticipates that it can service those customers effected through other plants in close proximity.

Other Operations

The Company's railroad spike operations, located in Lancaster, South Carolina and Paragould, Arkansas, forge steel square bars produced at the Charlotte mill into railroad spikes that are sold on an annual contract basis to various railroad companies. The Company's facility in New Orleans, Louisiana produces wire from steel rod. The wire is then either manufactured into wire mesh for concrete pavement or converted into collated nails for use in high-speed nail machines.

The ABB plant in Orrville, Ohio is a 42,000 square foot facility equipped with a production line designed to cold draw up to 30,000 tons per year of merchant bars. Raw material is procured from the Company's Jackson, Tennessee mill and from a Gerdau affiliate, Courtice Steel in Cambridge, Ontario.

The Company's corporate offices are located in Tampa, Florida and are comprised of approximately 37,000 square feet of leased office space.

The Company owns its five mills and 13 of its 18 rebar fabricating facilities, and leases the five other fabricating facilities. The following table shows the facilities for the other operations described above, which are currently owned or operated by the Company:

LOCATION	USE	ACREAGE	FLOOR SPACE
Tampa, FL (Owned)	Closed minimill	~50.0	
Indiantown, FL (Owned)	Closed minimill	151.5	130,340 sq. ft.
New Orleans, LA (Leased)	Wire fabric and nail facility	5.0	120,000 sq. ft.
Lancaster, SC (Owned)	Rail spike facility	41.0	52,000 sq. ft.
Paragould, AR (Owned)	Rail spike facility	7.7	23,000 sq. ft.
Orrville, OH (Leased)	Cold drawn facility	6.5	42,000 sq. ft.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings, other than routine litigation incidental to the Company's business, to which the Company is a party or in which any of its property is the subject, and no such proceedings are known to be contemplated.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ADDITIONAL ITEM. EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information regarding the Company's executive officers:

Name	Age	Position
Phillip E. Casey	59	President, Chief Executive Officer and Director
Michael Mueller	54	Group Vice President, Steel Mill Operations
Tom J. Landa	50	Vice President, Chief Financial Officer, Secretary and Director
J. Neal McCullohs	45	Vice President, Fabricated Reinforcing Steel
Robert P. Muhlhan	51	Vice President, Material Procurement
James S. Rogers, II	54	Vice President, Human Resources
Andre Beaudry	43	Vice President, Mill Product Sales
James F. Oliver	55	Vice President, Strategic Development

Phillip E. Casey has been Chief Executive Officer and a director since June 1994 and President since September 1999. Mr. Casey was Chairman of the Board of AmeriSteel from June 1994 until September 1999.

Michael Mueller has been Group Vice President, Steel Mill Operations, since April 2001. Prior to this, Mr. Mueller served as President and CEO of Auburn Steel from September 1998. Mr. Mueller previously worked for AmeriSteel as Vice President, General Manager from October 1997 through September 1998. Prior to 1997, Mr. Mueller served as a Vice President for Birmingham Steel Corporation for three years. Mr. Mueller has over 32 years of steel industry experience

Tom J. Landa has been Chief Financial Officer, Vice President and Secretary of the Company since April 1995. Mr. Landa was elected a director of the Company in March 1997. Before joining the Company, Mr. Landa spent over 19 years in various financial management positions with Exxon Corporation and its affiliates worldwide.

J. Neal McCullohs has been Group Vice President, Fabricated Reinforcing Steel since October 2001 and was Vice President, Mill Product Sales from August 1995 through September 2001. Mr. McCullohs joined the Company in 1978 and has held various sales and operations management positions with the Company.

Robert P. Muhlhan has been Vice President, Material Procurement, since February 1995. From 1993 until 1995, Mr. Muhlhan was Regional Vice President of National Material Trading. Prior to 1993, Mr. Muhlhan spent 24 years with LTV Steel Company, most recently as Manager--Production Materials.

James S. Rogers, II, has been Vice President, Human Resources, since June 1997. From 1992 until 1996, Mr. Rogers was Vice President, Human Resources, at Birmingham Steel Corporation.

Andre Beaudry has been Vice President, Mill Product Sales, since joining the Company in September 2001. Prior to this, Mr. Beaudry was employed by Gerdau Courtice Steel of Cambridge, Ontario, Canada since being hired as V.P. Sales & Marketing in 1991. He served as President from April 1998 through September 2001. Mr. Beaudry has over 20 years experience in the steel industry.

James F. Oliver is Vice President, Strategic Development since February 2001. Prior to this, Mr. Oliver was Vice President of AmeriSteel's Knoxville Mill since joining the Company in 1989. Prior to this, Mr. Oliver spent 22 years with C.F. & I. Steel Corporation of Pueblo, Colorado.

Officers are appointed annually by the Board of Directors.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The authorized capital stock of the Company under its Articles of Incorporation is 100,000,000 shares of Common Stock, par value $.01 per share; and 10,000,000 shares of Preferred Stock, par value $.01 per share.

As of December 31, 2001, there were 10,338,816 shares of Common Stock outstanding held of record by approximately 900 stockholders. Of such shares outstanding, 9,000,000 were held of record by FLS, which shares represented approximately 87% of the combined voting power of all Common Stock.

No established public trading market exists for the Company's Common Stock. The Company occasionally sells and buys shares to employees at a price established annually by independent appraisal, which was $13.00 per share through December 31, 2001. The most recent appraisal established the per share value to be $17.00 which amount will be used for stock transactions in 2002.

No dividends were declared or paid on Common Stock in the prior two years by the Company.

ITEM 6. SELECTED FINANCIAL DATA

In March 2000, the Company's Board of Directors approved changing the year end of the Company from March 31 to December 31, effective for the period ending December 31, 2000.

The selected statement of operations and balance sheet data for the year ended December 31, 2001, nine months ended December 31, 2000 and the years ended March 31, 2000, 1999 and 1998 are derived from the audited financial statements of the Company. The results for these periods are not necessarily indicative of the results to be expected for future periods. The following financial data for the periods presented are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and Notes thereto, included elsewhere in this, and previously filed, Form 10-Ks, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31, 2001	Nine Months Ended December 31, 2000	Year Ended March 31, 2000	1999	1998
	(in thousands, except per share and average data)				
Statement of Operations:					
Net sales	$647,422	$503,094	$706,774	$671,476	$664,566
Operating expenses:					
Cost of sales	548,996	434,153	566,579	546,101	540,422
Selling and administrative	35,040	24,669	39,355	35,840	27,811
Depreciation	27,988	19,881	23,519	22,190	19,494
Amortization of goodwill	4,588	3,332	4,413	4,130	4,130
Other operating (income) expense (1)	(1,081)	2,988	2,519	(37)	-
	615,531	485,023	636,385	608,224	591,857
Income from operations	31,891	18,071	70,389	63,252	72,709
Other expenses					
Interest	11,782	11,489	14,199	15,655	19,775
Amortization of deferred financing costs	445	551	613	574	652
	12,227	12,040	14,812	16,229	20,427
Income before income taxes & extraordinary item	19,664	6,031	55,577	47,023	52,282
Income taxes	9,692	3,746	23,922	19,950	22,000
Income before extraordinary item	9,972	2,285	31,655	27,073	30,282
Extraordinary item, net of income tax benefit (2)	-	-	(2,325)	(2,073)	-
Net income	9,972	2,285	29,330	25,000	30,282
Preferred stock dividend	(523)	-	-	-	-
Net income applicable to common stock	$ 9,449	$ 2,285	$ 29,330	$ 25,000	$ 30,282
EPS – basic applicable to common stock	$ 0.87	$ 0.22	$ 2.80	$ 2.37	$ 3.00
EPS – diluted applicable to common stock	$ 0.87	$ 0.22	$ 2.78	$ 2.34	$ 2.98
Cash dividends declared per common share outstanding	$ -	$ -	$ -	$ .60	$ .60
Other Financial Data and Selected Ratios:					
Adjusted EBITDA (3)	$ 66,640	$ 44,076	$ 99,313	$ 97,620	$100,556
Adjusted EBITDA margin	10.3%	8.8%	14.1%	14.5%	15.1%
Capital expenditures	21,679	31,317	42,329	25,583	$ 21,107
Ratio of adjusted EBITDA to interest expense (4)	5.5x	3.7x	6.7x	6.0x	4.9x
Ratio of total debt to adjusted EBITDA (LTM)	3.2x	3.5x	2.2x	2.0x	2.2x
Net cash provided by operating activities	$ 90,639	$ 20,992	$ 40,903	$ 62,186	$ 35,489
Net cash used in investing activities	(72,052)	(30,891)	(50,819)	(24,303)	(20,264)
Net cash (used in) provided by financing activities	(19,456)	13,178	9,374	(35,922)	(15,612)

	Year Ended December 31, 2001	Nine Months Ended December 31, 2000	2000	Year Ended March 31, 1999	1998
	(in thousands, except per share and average data)				
Balance Sheet Data (end of period):					
Current assets	$ 214,360	$ 227,654	$ 241,107	$ 203,727	$ 210,610
Net property, plant & equipment	303,150	277,032	265,376	247,312	251,172
Total assets	603,592	591,459	595,835	545,783	562,130
Total current liabilities (excluding S/T borrowings)	84,016	67,343	85,379	75,574	80,811
Current maturities of LT borrowings	25,598	6,567	90,311	3,333	7,106
Long term borrowings	186,344	224,059	124,668	191,418	214,465
Total liabilities	367,022	364,006	369,897	340,640	376,415
Shareholders' equity	236,570	227,453	225,938	205,143	185,715
Current ratio	2.0x	3.1x	1.4x	2.6x	2.4x
Debt to capital ratio	47.3%	50.3%	48.8%	48.7%	54.4%
Selected Operating Data:					
Shipped tons					
Stock rebar	689	512	620	644	550
Merchant bar	596	435	675	603	576
Rod	102	94	110	129	138
Subtotal mill finished goods	1,387	1,041	1,405	1,376	1,264
Fabricated rebar	495	373	476	354	338
Billets	22	32	109	108	172
Total shipped tons	1,904	1,446	1,990	1,838	1,774
Average mill finished goods prices (per ton)	$ 280	$ 290	$ 307	$ 330	$ 351
Average yielded scrap cost (per ton)	90	103	106	115	133
Average metal spread (per ton) (5)	190	187	201	215	218
Average mill conversion costs (per ton)	128	134	124	126	129

	Year Ended December 31, 2001	Nine Months Ended December 31, 2000	Year ended March 31, 2000	1999	1998
EBITDA	$ 64,466	$ 41,284	$ 98,321	$ 89,572	$ 96,333
Addback:					
Deferred compensation	76	89	262	1,072	1,005
Loss on asset dispositions	93	203	730	6,044	768
Investments	2,005	-	-	932	2,450
Startup costs allowed (6)	-	2,500	-	-	-
Adjusted EBITDA	$ 66,640	$ 44,076	$ 99,313	$ 97,620	$ 100,556

(1) In the year ended December 31, 2001, the Company realized a gain of $2.8 million from cash settlements from graphite electrode suppliers and a prior year tax refund of $0.7 million offset by a $2.0 million loss on the sale of securities held for sale and $.4 million expense related to the melting of a small amount of cesium at the Jacksonville mill. In the nine-months ended December 31, 2000, the Company incurred startup costs of $3.0 million related to the Knoxville meltshop. In the year ended March 31, 2000, the Company recorded a non-recurring gain of $5.8 million from cash settlements from graphite electrode suppliers offset by $8.3 million in charges relating to accelerated vesting in stock appreciation rights and other charges relating to a change of control. In the year ended March 31, 1999, the Company recorded a non-recurring gain of $5.8 million from cash settlements from graphite electrode suppliers offset by a $5.9 million equipment write-down recorded for certain non-productive assets at the Company's electric arc furnace dust processing facility.
(2) In the year ended March 31, 2000, the Company incurred a charge of $2.3 million, net of income tax benefits, as a result of the put by holders of the Senior Notes due to the change of control provision in the notes. In the year ended March 31, 1999, the Company incurred a charge of $2.1 million, net of income tax benefits, as a result of redeeming $100 million of the 11.5% first mortgage notes at a premium of 1.916%.
(3) Adjusted EBITDA represents income from operations plus depreciation, amortization and non-cash deferred

compensation expense and excludes gains or losses from asset sales and non-recurring charges. Adjusted EBITDA is presented because it is a financial indicator of the Company's ability to service indebtedness and a similar measure is used in the Company's debt instruments to determine compliance with certain covenants. However, adjusted EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. EBITDA excludes extraordinary charges.

(4) Interest expense includes amortization of deferred financing costs.

(5) Average metal spread equals average mill finished goods prices minus average yielded scrap cost.

(6) Bank covenants allow $2.5 million of approximate $3.0 million related to the Knoxville melt shop startup costs to be added to arrive at Adjusted EBITDA.

AmeriSteel Corporation **Summary Consolidated Financial Information** (in thousands except per share data)	**Twelve Months Ended** December 31, 2001	 December 31 2000	**Three Months Ended** December 31, 2001	 December 31, 2000
Net Sales	$647,422	$676,533	$145,574	$149,116
Cost of sales	548,996	577,051	124,818	131,755
Cost of sales as percent of net sales	84.8	85.3	85.7	88.4
Selling and administrative	35,040	34,262	9,023	7,221
Depreciation	27,988	26,256	7,204	6,863
Amortization of goodwill	4,588	4,442	1,159	1,110
Other operating income	(1,081)	2,738	(773)	1
	615,531	644,749	141,431	146,950
Income from operations	31,891	31,784	4,143	2,166
Interest	11,782	14,562	2,267	4,313
Amortization of deferred finance costs	445	708	112	112
Income before income taxes	19,664	16,514	1,764	(2,259)
Income taxes	9,692	8,383	1,169	(458)
Net income	$ 9,972	$ 8,131	$ 595	$ (1,801)
EPS Basic applicable to common stock	$ .87	$.78	$.05	$(.17)
EPS Diluted applicable to common stock	.87	.78	.05	(.17)
EBITDA*	$66,640	$65,298	$14,527	$10,184
EBITDA margin	10.29%	9.65%	9.98%	6.83%
Capital expenditures	21,679	42,818	5,024	7,426
Ratio of EBITDA to interest expense	5.66x	4.48x	6.41x	2.36x
Shipped tons				
Stock rebar	689	666	156	161
Merchant bar	596	603	130	131
Rods	102	117	25	28
Subtotal mill finished goods	1,387	1,386	311	320
Fabricated rebar	495	491	118	120
Billets	22	43	1	2
Total shipped tons	1,904	1,920	430	442
Average mill finished goods prices(per ton)				
Milled finished goods				
Stock rebar	$ 273	$ 273	$ 269	$ 263
Merchant bar	289	325	282	285
Rods	286	290	281	280
Average mill finished goods	280	296	275	273
Fabricated rebar	425	437	422	433
Billets	202	218	239	197
Average mill finished goods prices (per ton)	$ 280	$ 296	$ 275	$ 273
Average yielded scrap cost (per ton)	90	106	89	93
Average metal spread (per ton)	$ 190	$ 190	$ 186	$ 180
Average mill conversion costs (per ton)	$ 128	$ 130	$ 130	$ 144

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. Such statements include, among others, (i) the highly cyclical nature and seasonality of the steel industry, (ii) the fluctuations in the cost and availability of raw materials, (iii) the possibility of excess production capacity, (iv) the potential costs of environmental compliance, (v) the risks associated with potential acquisitions, (vi) further opportunities for industry consolidation, (vii) the impact of inflation and (viii) the fluctuations in the cost of electricity. Because such statements involve risks and uncertainties, actual actions and strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements, and the Company's future results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. The following presentation of management's discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

RESULTS OF OPERATIONS

In March 2000, the Company's Board of Directors approved changing the year end of the Company from March 31 to December 31, effective for the period ending December 31, 2000.

The results of operations of the Company are largely dependent on the level of construction and general economic activity in the U.S. The Company's sales are seasonal with sales in the June and September quarters generally stronger than the rest of the year. The Company's cost of sales includes the cost of its primary raw material, steel scrap, the cost of converting the scrap to finished steel products, the cost of warehousing and handling finished steel products and freight costs. The following table sets forth information regarding the historical results of operations:

	Year Ended December 31, 2001		Nine Months Ended December 31, 2000		Year Ended March 31, 2000		1999	
	(In thousands , except percentages)							
Net sales	$647,422	100.0%	$503,094	100.0%	$706,774	100.0%	$671,476	100.0%
Cost of sales	548,996	84.8%	434,153	86.3%	566,579	80.2%	546,101	81.3%
Selling and administrative	35,040	5.4%	24,669	4.9%	39,355	5.6%	35,840	5.3%
Depreciation	27,988	4.3%	19,881	4.0%	23,519	3.3%	22,190	3.3%
Amortization of goodwill	4,588	.7%	3,332	.7%	4,413	.6%	4,130	.6%
Other operating (income) expense	(1,081)	(.1)%	2,988	.5%	2,519	.3%	(37)	-
Income from operations	31,891	4.9%	18,071	3.6%	70,389	10.0%	63,252	9.4%
Interest expense	11,782	1.8%	11,489	2.3%	14,199	2.0%	15,655	2.3%
Amortization of def'd finance costs	445	.1%	551	.1%	613	.1%	574	.1%
Income taxes	9,692	1.5%	3,746	.7%	23,922	3.4%	19,950	3.0%
Income before extraordinary item	$ 9,972	1.5%	$ 2,285	.5%	$31,655	4.5%	$27,073	4.0%
Extraordinary item net of tax	-	-	-	-	(2,325)	(.3%)	(2,073)	(.3)%
Net income	$ 9,972	1.5%	$ 2,285	.5%	$29,330	4.2%	$25,000	3.7%

Year Ended December 31, 2001 Versus Nine Months Ended December 31, 2000
(Year ended December 31, 2000 shown for comparative purposes)

	Tons Shipped (Thousands)			Average Selling Prices (Per Ton)		
	Year Ended December 31, 2001	Year Ended December 31, 2000	Nine Months Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Nine Months Ended December 31, 2000
Mill Finished Goods:						
Stock Rebar	689	666	512	$273	$273	$272
Merchant Bar	596	603	435	289	325	315
Rods	102	118	94	286	290	286
	1,387	1,387	1,041	280	296	290
Fabricated Rebar	495	491	373	425	437	436
Billets	22	42	32	202	218	219
Total	1,904	1,920	1,446			

NET SALES. Sales prices declined further in the year ended December 31, 2001 compared to the nine months ended December 31, 2000 primarily as a result of lower merchant bar prices due to competitive pressure and continuing high levels of imports.

COST OF SALES. Cost of sales as a percent of sales decreased from 86.3% to 84.8% due primarily to lower yielded scrap costs for the year ended December 31, 2001 compared to the nine months ended December 31, 2000. Conversion costs also declined as a result of improved production levels and lower utility costs.

SELLING AND ADMINISTRATIVE. Selling and administrative expenses as a percentage of revenue for the year ended December 31, 2001 increased from the nine months ended December 31, 2000 period due to increased incentive based payroll partially offset by lower outside service fees relating to environmental issues.

DEPRECIATION. Depreciation increased due to capital improvement expenditures at all four mills during the last several years, including the placing in service of the $34.5 million modernization of the Knoxville melt shop in July 2000.

OTHER OPERATING EXPENSES. Other operating expenses in the year ended December 31, 2001 consists of a non-recurring net gain of $2.8 million from cash settlements from graphite electrode suppliers and a prior year tax refund of $0.7 million offset by a charge of $2.0 million relating to a loss on investment. Other operating expenses in the nine months ended December 31, 2000 consist of startup costs associated with the modernization of the Knoxville melt shop.

INCOME TAXES. The Company's effective federal and state income tax rate was 40% for both the year ended December 31, 2001 and the nine months ended December 31, 2000, excluding goodwill amortization which is not deductible for income tax purposes.

Nine Months Ended December 31, 2000 Versus Twelve Months Ended March 31, 2000
(Nine months ended December 31, 1999 shown for comparative purposes)

	Tons Shipped (Thousands)			Average Selling Prices (Per Ton)		
	Nine Months Ended December 31, 2000	Nine Months Ended December 31, 1999	Twelve Months Ended March 31, 2000	Nine Months Ended December 31, 2000	Nine Months Ended December 31, 1999	Twelve Months Ended March 31, 2000
Mill Finished Goods:						
Stock Rebar	512	465	620	$272	$281	$280
Merchant Bar	435	507	675	315	329	335
Rods	62	51	64	286	287	291
	1,009	1,023	1,359	290	304	307
Fabricated Rebar	373	359	476	436	449	447
Billets	32	99	109	219	208	208
Total	1,414	1,481	1,944			

NET SALES. Average mill finished goods selling prices declined, continuing a three-year trend caused by extraordinarily high levels of cheaply priced foreign imports. Lower shipments were the result of increased customer inventory levels, and therefore fewer orders, in the face of the softening U.S. economy.

COST OF SALES. In response to reduced steel prices and softened demand, the Company slowed production in the fourth calendar quarter of 2000 in order to relieve inventory and also shifted its product mix away from higher margin merchant bar products to rebar. Higher energy and fuel costs also contributed to higher conversion costs in the nine months ended December 31, 2000 relative to the prior periods.

SELLING AND ADMINISTRATIVE. Selling and administrative expenses as a percentage of revenue for the nine months ended December 31, 2000 declined from the year ended March 31, 2000 period due to reduced incentive based payroll and lower spending associated with environmental professional fees.

DEPRECIATION. Depreciation increased due to capital improvement expenditures at all four mills during the last five years, including the placing in service of the $34.5 million modernization of the Knoxville melt shop in July 2000.

OTHER OPERATING EXPENSES. Other operating expenses in the nine months ended December 31, 2000 consist of startup costs associated with the modernization of the Knoxville melt shop. Other operating expenses in the twelve months ended March 31, 2000 consists primarily of a non-recurring net gain of $5.8 million from cash settlements from graphite electrode suppliers offset by a charge of $8.3 million associated with the accelerated vesting of stock options and stock appreciation rights as a result of a change of control in September 1999.

INCOME TAXES. The Company's effective federal and state income tax rate was 40% for both the nine months ended December 31, 2000 and the twelve months ended March 31, 2000, excluding goodwill amortization which is not deductible for income tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary financial obligation outstanding as of December 31, 2001 was a credit facility (the "Revolving Credit Agreement"). It is collateralized by first priority security interests in substantially all accounts receivable and inventory of the Company as well as a lien on the Company's Charlotte Mill property, plant and equipment. The Revolving Credit Agreement was amended in September 2000 and the total facility was increased from $150 million to $285 million, of which $100 million is a term loan that amortizes at the rate of 25% per year beginning in December 2001. The additional funds were used to repay the $90 million 364-Day Facility that was otherwise due in January 2001. The amendment also extended the duration of the loan, which now matures in September 2005. The Revolving Credit Agreement contains certain covenants including, among other restrictions, financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. The Company continues to be in compliance with the provisions of the Revolving Credit Agreement. Loans under the Revolving Credit Agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds, or Prime Rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time. The effective interest rate on the Revolving Credit Agreement at December 31, 2001 was approximately 4.2%.

As of December 31, 2001, the Revolving Credit Agreement, including the term loan component, had approximately $174.0 million outstanding of which $38.7 million was allocated to letters of credit (most of which are being provided as credit backing for the Company's outstanding Industrial Revenue Bonds and insurance obligations). These Industrial Revenue Bonds were issued to construct facilities in Jackson, Tennessee, Charlotte, North Carolina, Jacksonville, Florida, and Plant City, Florida. The interest rates on these bonds range from 50% to 75% of the prime rate (3.35% - 3.85% at December 31, 2001.) The Industrial Revenue Bonds mature in 2003, 2015 and 2017.

Net cash provided by operating activities for the year ended December 31, 2001 was $90.6 million compared with $21.0 million for the nine months ended ended December 31, 2000 primarily due to improved working capital levels. The Company used $21.7 million for capital expenditures, the largest project being a dust disposal baghouse at the Charlotte mill of approximately $5.3 million. The Company also used $51.2 million for the acquisition of ABB in April 2001 and the Cartersville mill in December 2001. Total borrowings were paid down during the year ended December 31, 2001, by a net amount of $18.7 million.

The Company anticipates spending up to $40.0 million for capital expenditures in 2002.

The Company raised $25 million in early 2001 to fund its acquisition of ABB and to avoid reaching covenant ceilings related to the Revolving Credit Agreement during a short period of time. The common and preferred stock sold to an affiliate was subsequently repurchased at fair value in several transactions through October.

The Company paid dividends of $523 thousand to holders of Series A Preferred Stock during 2001. No Preferred Stock remains outstanding at this time.

In order to reduce its exposure to interest rate fluctuations, the Company entered into interest rate swap agreements in August and September 2001 that are considered cash flow hedges. The interest rates swaps have a notional value of $55 million with the Company paying a fixed interest rate and receiving a variable interest rate based on three-month LIBOR. The underlying hedged instruments are specific tranches of LIBOR-based revolving credit and term loan borrowings under the Company's Revolving Credit Agreement. The Company tests effectiveness of the swaps on a quarterly basis using the "change in fair value" method prescribed by SFAS 133. Each period, the fair value of the interest rate swap agreements is recorded on the balance sheet. The effective portion of the swap agreements is recorded in accumulated other comprehensive income, a component of stockholders' equity, until the hedged transaction occurs and is recognized in income. The ineffective portion of the swap agreements is recognized in income immediately.

COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

As the Company is involved in the manufacture of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is EC dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EC dust is subject to change, which may change the cost of compliance. While EC dust is generated in current production processes, such EC dust is being collected, handled and disposed of in a manner that management believes meets all current federal and state environmental regulations. The costs of collection and disposal of EC dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EC dust in other manners in previous years, and is responsible for the remediation of certain sites where such EC dust was generated and/or disposed.

In April 2001, the Company was notified by the United States Environmental Protection Agency (the "EPA") of an investigation that may identify the Company as one of a group of potential responsible parties (PRPs) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has claimed that the group of PRPs should reimburse the $15.5 million cost to remediate the site. The Company contests any liability for cleanup of the site and therefore has not recorded any liability. Should the EPA determine otherwise, the Company does not believe it will have a material adverse effect on the Company.

In July 2001, a small amount of cesium, a radioactive source, was received from suppliers among scrap material and accidentally melted in the Company's Jacksonville mill furnace. Appropriate regulatory agencies were immediately notified and the contaminated material and equipment were confined. No injuries were reported and the environment was not put at risk due to alarms and procedures in place at the time. Melt shop activities at the Jacksonville mill were immediately halted pending cleanup of contaminated material and equipment. Melt shop operations resumed in early August and the cleanup is complete. The Company is currently evaluating material disposal alternatives. The incident is an insured loss and therefore the Company does not anticipate a material impact to its financial position or results of operations.

In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In all such determinations, the Company employs outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the total remaining costs to be approximately $2.9 million with these costs recorded as a liability at December 31, 2001, of which the Company expects to pay approximately $1.1 million within one year.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and third-party estimates of costs of remediation-related services provided to the Company or which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not be greater or less than the estimated remediation costs.

See "Note I to December 31, 2001 Consolidated Financial Statements--Environmental Matters" for further information regarding environmental matters.

IMPACT OF INFLATION

The Company's primary costs include ferrous scrap, energy and labor, which can be affected by inflationary conditions. The Company has generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions driven primarily by the level of construction activity. Other factors that may limit the Company's ability to pass on cost increases in materials is over-capacity in the steel industry and foreign dumping of steel.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The interest rates charged on the Company's debt are predominantly variable, the majority of which is based on LIBOR (London Interbank Offered Rate). The Company recently hedged $55 million of its debt via interest rate swaps that in effect result in a fixed interest rate on $55 million for a period of four to five years. As a result, the Company has reduced its exposure to fluctuations in interest rates with the result being that approximately 72% of the Company's debt is subject to changes in interest expense due to fluctuations of interest rates in the markets.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AMERISTEEL CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(US$ in thousands)

	December 31, 2001	December 31, 2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 5,087	$ 5,956
Accounts receivable, less allowance of $1,682 and $1,301 at December 31, 2001 and 2000, respectively, for estimated losses	60,458	74,229
Inventories	142,895	138,743
Deferred tax assets	4,980	5,600
Other current assets	940	3,126
Total Current Assets	214,360	227,654
Assets Held for Sale	6,550	7,080
Property, Plant and Equipment		
Land and improvements	21,988	19,964
Building and improvements	51,915	42,658
Machinery and equipment	374,401	326,728
Construction in progress	12,725	18,929
	461,029	408,279
Less accumulated depreciation	(157,879)	(131,247)
Net Property, Plant and Equipment	303,150	277,032
Goodwill	77,731	77,487
Deferred Financing Costs	1,760	2,147
Other Assets	41	59
TOTAL ASSETS	$603,592	$591,459

See notes to consolidated financial statements.

AMERISTEEL CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(US$ in thousands, except share data)

	December 31, 2001	December 31, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Trade accounts payable	$ 59,768	$ 44,088
Accrued salaries, wages and employee benefits	16,826	15,298
Current environmental remediation liabilities	1,120	1,017
Other current liabilities	4,655	5,626
Interest payable	1,647	1,314
Current maturities of long-term borrowings	25,598	6,567
Total Current Liabilities	109,614	73,910
Long-term Borrowings, Less Current Maturities	186,344	224,059
Other Liabilities	26,548	23,279
Deferred Tax Liabilities	44,516	42,758
Shareholders' Equity		
Common Stock, $.01 par value; 100,000,000 shares authorized at December 31, 2001 and 2000; 10,338,816 and 10,348,275 shares outstanding at December 31, 2001 and 2000, respectively	103	103
Redeemable Preferred Stock, $.01 par value; 10,000,000 shares authorized at December 31, 2001, none issued and outstanding	-	-
Capital in excess of par	157,051	157,296
Retained earnings	79,579	70,130
Deferred compensation	-	(76)
Other comprehensive loss	(163)	-
TOTAL SHAREHOLDERS' EQUITY	236,570	227,453
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$603,592	$591,459

See notes to consolidated financial statements.

AMERISTEEL CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(US$ in thousands, except earnings per share data)

	Year Ended December 31, 2001	Nine Months Ended December 31, 2000	Year Ended March 31, 2000
NET SALES	$647,422	$503,094	$706,774
OPERATING EXPENSES			
Cost of sales	548,996	434,153	566,579
Selling and administrative	35,040	24,669	39,355
Depreciation	27,988	19,881	23,519
Amortization of goodwill	4,588	3,332	4,413
Other operating (income) expense	(1,081)	2,988	2,519
	615,531	485,023	636,385
INCOME FROM OPERATIONS	31,891	18,071	70,389
OTHER EXPENSES			
Interest, net	11,782	11,489	14,199
Amortization of deferred financing costs	445	551	613
	12,227	12,040	14,812
INCOME BEFORE INCOME TAXES	19,664	6,031	55,577
INCOME TAXES	9,692	3,746	23,922
INCOME BEFORE EXTRAORDINARY ITEM	9,972	2,285	31,655
EXTRAORDINARY ITEM (net of applicable income taxes)	-	-	(2,325)
NET INCOME	9,972	2,285	29,330
PREFERRED STOCK DIVIDENDS	(523)	-	-
NET INCOME APPLICABLE TO COMMON STOCK	$ 9,449	$ 2,285	$ 29,330
EARNINGS PER COMMON SHARE - BASIC			
Income before extraordinary item	$ 0.92	$ 0.22	$ 3.02
Extraordinary item	-	-	(.22)
Net income	0.92	0.22	2.80
Preferred stock dividends	(.05)	-	-
Net income applicable to common stock	$ 0.87	$ 0.22	$ 2.80
EARNINGS PER COMMON SHARE - DILUTED			
Income before extraordinary item	$ 0.92	$ 0.22	$ 3.00
Extraordinary item	-	-	(.22)
Net income	0.92	0.22	2.78
Preferred stock dividends	(.05)	-	-
Net income applicable to common stock	$ 0.87	$ 0.22	$ 2.78
Weighted average number of common shares outstanding	10,868	10,378	10,487
Weighted average number of common and common equivalent shares	10,869	10,444	10,569
OTHER COMPREHENSIVE INCOME			
Net income	$ 9,972	$ 2,285	$ 29,330
Preferred stock dividends	(523)	-	-
Net income applicable to common stock	9,449	2,285	29,330
OTHER COMPREHENSIVE LOSS, net of taxes			
Derivative loss	(163)	-	-
COMPREHENSIVE INCOME	$ 9,286	$ 2,285	$ 29,330

See notes to consolidated financial statements.

AMERISTEEL CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US$ in thousands, except share data)

	Preferred Stock		Common Stock		Capital in Excess of Par	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Shares	Amount					
Balances as of March 31, 1999	-	$ -	10,553,263	$106	$166,950	$ 38,552	$(465)	$ -	$205,143
Common stock issuance	-	-	247,071	2	3,223	-	-	-	3,225
Repurchase of common stock	-	-	(423,151)	(4)	(12,056)	-	-	-	(12,060)
Net income	-	-	-	-	-	29,330	-	-	29,330
Deferred compensation	-	-	-	-	-	-	300	-	300
Balances as of March 31, 2000	-	-	10,377,183	104	158,117	67,882	(165)	-	225,938
Common stock issuance	-	-	18,634	-	247	-	-	-	247
Repurchase of common stock	-	-	(47,542)	(1)	(1,068)	(37)	-	-	(1,106)
Net income	-	-	-	-	-	2,285	-		2,285
Deferred compensation	-	-	-	-	-	-	89	-	89
Balances as of December 31, 2000	-	-	10,348,275	103	157,296	70,130	(76)	-	227,453
Preferred stock issuance	1,000,000	10,000	-	-	-	-	-	-	10,000
Repurchase of preferred stock	(1,000,000)	(10,000)	-	-	-	-	-	-	(10,000)
Common stock issuance	-	-	1,165,121	12	15,150	-	-	-	15,162
Repurchase of common stock	-	-	(1,174,580)	(12)	(15,395)	-	-	-	(15,407)
Net income	-	-	-	-	-	9,972	-	-	9,972
Dividends paid	-	-	-	-	-	(523)	-	-	(523)
Reduction in deferred comp.	-	-	-	-	-	-	76	-	76
Unrealized loss on cash flow hedge, net of taxes		-	-	-	-	-	-	(163)	(163)
Balances as of December 31, 2001	-	$ -	10,338,816	$103	$157,051	$ 79,579	$ -	$(163)	$236,570

See notes to consolidated financial statements.

AMERISTEEL CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

	Year Ended December 31, 2001	Nine Months Ended December 31, 2000	Year Ended March 31, 2000
OPERATING ACTIVITIES			
Net income	$ 9,972	$ 2,285	$ 29,330
Adjustment to reconcile net income to net cash provided by operating activities:			
Depreciation	27,988	19,881	23,519
Amortization	5,033	3,883	5,025
Extraordinary item	-	-	3,813
Deferred income taxes	2,487	(4,749)	(1,493)
Gain on disposition of property, plant and equipment	(17)	(292)	(125)
Loss on sale of marketable securities	2,005	-	-
Loss on disposition of assets held for sale	-	-	481
Deferred compensation	76	89	300
Changes in operating assets and liabilities:			
Accounts receivable	14,649	8,348	(11,061)
Inventories	17,197	8,321	(17,954)
Other current assets	(9)	63	(1,061)
Other assets	18	(48)	107
Trade accounts payable	7,692	(10,092)	12,745
Salaries, wages and employee benefits	1,127	(4,349)	611
Other current liabilities	(1,012)	1,540	2,743
Environmental remediation	726	(1,084)	(6,230)
Interest payable	333	(551)	(3,693)
Income taxes payable	-	(4,307)	1,331
Other liabilities	2,374	2,054	2,515
NET CASH PROVIDED BY OPERATING ACTIVITIES	90,639	20,992	40,903
INVESTING ACTIVITIES			
Additions to property, plant and equipment	(21,679)	(31,317)	(42,329)
Purchase price for acquisitions	(51,184)	-	(17,664)
Proceeds from sales of property, plant and equipment	109	72	578
Proceeds from sale of marketable securities	192	-	-
Proceeds from sale of assets held for sale	510	354	7,120
Transfer from assets held for sale - net	-	-	1,476
NET CASH USED IN INVESTING ACTIVITIES	(72,052)	(30,891)	(50,819)
FINANCING ACTIVITIES			
Proceeds from issuance of new debt	4,016	-	91,835
(Payment of) proceeds from short-term and long-term borrowings, net	(22,700)	106,647	72,393
Extinguishment of debt	-	(91,000)	(144,000)
Call premium on redemption of senior debt	-	-	(1,290)
Additions to deferred financing costs	(4)	(1,610)	(729)
Proceeds from issuance of preferred stock	10,000	-	-
Redemption of common stock	(10,000)	-	-
Proceeds from issuance of common stock	15,162	247	3,225
Redemption of common stock	(15,407)	(1,106)	(12,060)
Dividends paid	(523)	-	-
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(19,456)	13,178	9,374
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(869)	3,279	(542)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,956	2,677	3,219
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 5,087	$ 5,956	$ 2,677
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest	$12,233	$13,755	$ 17,892
Cash paid for income taxes	$ 9,145	$15,720	$ 22,591

See notes to consolidated financial statements.

AMERISTEEL CORPORATION & SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- BASIS OF PRESENTATION

The consolidated financial statements include the accounts of AmeriSteel Corporation (AmeriSteel), a Florida corporation, and its majority-owned subsidiary, AmeriSteel Bright Bar, Inc. (ABB), a Florida corporation (together, the "Company") after elimination of all significant intercompany balances and transactions. The Company operates in the steel production and fabrication industry. Its headquarters are located in Tampa, Florida, and its operations are located throughout the eastern half of the United States.

The Company is a majority-owned subsidiary of FLS Holdings, Inc. (FLS), whose only business is to own common stock of the Company. FLS, which owns 87% of the common stock of the Company, is a wholly-owned subsidiary of Brazilian steel manufacturer, Gerdau S.A. (Gerdau), through one of Gerdau's subsidiaries, Gerdau U.S.A., Inc. (GUSA). GUSA acquired 88% of FLS in September 1999, resulting in a change of control, and the remaining 12% in September 2000, both from Kyoei Steel Ltd. An institutional investor owns approximately 4% of the common stock of the Company. Executives and other employees own the remaining 9% of the Company's common stock. Push-down accounting has not been applied to the financial statements of the Company as a result of a change of control in September 1999, therefore the historical cost basis of the Company's assets have not been changed.

On March 13, 2001, AmeriSteel formed ABB. On April 2, 2001, ABB merged with American Bright Bar of Orrville, Ohio, a producer of cold drawn flat bar. ABB acquired all of American Bright Bar's outstanding shares in return for $4.2 million cash, assumed debt of $5.3 million and 20% of the outstanding shares of ABB. The transaction was accounted for as a purchase.

On December 28, 2001, the Company acquired certain assets and assumed certain liabilities of the Cartersville, Georgia mill (Cartersville), a producer of structural steel products, from Birmingham Steel Corporation. In a separate transaction on the same date, the Company acquired certain assets that were being leased by Cartersville from the existing lessor group for cash and negotiated a new operating lease. The two transactions are being accounted for as a business combination for financial reporting purposes. The business combination was consummated in order to expand the Company's product line. The results of operations for Cartersville have been included in the accompanying consolidated statement of financial position as of December 31, 2001, but had no significant impact on the results of operations for the year ended December 31, 2001. The aggregate purchase price was $49.4 million, including $41.5 million cash, $0.2 million marketable securities and $7.7 million assumed liabilities. The Company expects additional working capital investments in accounts receivable, and inventory of approximately $15 million will be required during the first quarter of 2002. The transactions were funded, and the additional working capital will be funded by available borrowings under the Company's revolving credit facility and from operational cash flow.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	At December 28, 2001 (US$ in thousands)
Inventory	$ 20,674
Property, plant and equipment	28,757
Total assets acquired	49,431
Accounts payable	6,756
Accrued liabilities	959
Total liabilities assumed	7,715
Net assets acquired	$ 41,716

Unaudited pro forma consolidated results of operations for the year ended December 31, 2001 and the nine months ended December 31, 2000 reflecting the business combination of the Cartersville mill are presented in the table below. The pro forma results assume the Cartersville acquisition was completed on the first day of the respective periods. Results reflect reduced depreciation expense and lease payments due to lower acquisition values, and also exclude prior period inventory writedowns taken by the seller. Interest expense, which is not directly charged to the mill, is based on projected capital employed and actual average interest rates for the respective periods.

	For the Year Ended December 31, 2001	For the Nine Months Ended December 31, 2000
	(US$ in thousands) (unaudited)	
Net sales	$ 758,259	$ 571,853
Income before income taxes	15,062	1,558
Net income (loss)	7,210	(399)

In March 2000, the Board of Directors approved changing the year-end of the Company from March 31 to December 31 effective for the period ended December 31, 2000.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Credit Risk: The Company extends credit, primarily on a basis of 30-day terms, to various customers in the steel distribution, fabrication and construction industries. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Credit losses, net of recoveries, for the year ended December 31, 2001, the nine months ended December 31, 2000 and the year ended March 31, 2000, have been approximately $1.2 million, $0.3 million, and $0.9 million, respectively.

Business Segments: The Company is engaged in two primary business segments, steel production and fabrication, both primarily for use in construction and industrial markets. Exports represent less than 1% of total sales.

Cash Equivalents: The Company considers all highly liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

Assets Held for Sale: Assets held for sale consist of real estate held for sale which is carried at the lower of cost or net realizable value.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repairs are charged against operations as incurred. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations.

Interest costs for property, plant and equipment construction expenditures of approximately $0.8 million, $1.7 million, and $1.1 million were capitalized for the year ended December 31, 2001, the nine months ended December 31, 2000, and the year ended March 31, 2000, respectively. For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 20 to 30 years for buildings and improvements and 4 to 15 years for other equipment.

Goodwill: Goodwill consists of the excess of purchase price over the fair value of acquired assets and liabilities. Goodwill is stated at cost less accumulated amortization of $38.0 million, $33.4 million, and $30.1 million at December 31, 2001, December 31, 2000, and March 31, 2000, respectively. Goodwill was being amortized over a period of 25 years.

Deferred Financing Costs: Deferred financing costs are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 22 years from the debt inception date. The Company incurred financing costs of approximately $4 thousand, $1.6 million, and $0.7 million in the year ended December 31, 2001, the nine months ended December 31, 2000, and the year ended March 31, 2000, respectively, related to refinancing of long-term debt (see "Note D").

Income Taxes: Income taxes are accounted for using Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (SFAS 109), which establishes financial accounting and reporting standards for the effects of income taxes that result from a company's activities. GUSA files a consolidated U.S. tax return and has a formal tax sharing arrangement with FLS, AmeriSteel and ABB. FLS', AmeriSteel's and ABB's tax liabilities are paid to GUSA based on each entity's tax liability calculated using the separate return method, which in turn is responsible for the filing of tax returns and payment of any consolidated tax liabilities. Any difference in taxes received from the GUSA subsidiaries and paid by GUSA is retained for GUSA's benefit.

Earnings per Common Share: The Company calculates earnings per share based on SFAS No. 128, "Earnings per Share" (SFAS 128). Basic earnings per common share is based upon the weighted average number of common shares and the diluted earnings per common share is based upon the weighted average number of common shares plus the dilutive common equivalent shares outstanding during the period. The following is a reconciliation of the denominators of the basic and diluted earnings per common share computations shown on the face of the accompanying consolidated statements of operations and comprehensive income (in thousands):

	December 31, 2001	December 31, 2000	March 31, 2000
		(US$ in thousands)	
Basic weighted average number of common shares	10,868	10,378	10,487
Dilutive effect of options outstanding	1	66	82
Diluted weighted average number of common and common equivalent shares outstanding	10,869	10,444	10,569

Impairment of Long-Lived Assets: SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), establishes the recognition and measurement standards related to the impairment of long-lived assets. The Company periodically assesses the realizability of its long-lived assets. SFAS 121 did not have a material effect on the Company's results of operations, cash flows or financial position for the year ended December 31, 2001, the nine months ended December 31, 2000, or for the year ended March 31, 2000.

Revenue Recognition: Revenues are recognized at the time product is shipped to customers. Volume discounts are accrued against shipments.

Delivery Expenses: The Company's policy is to include all delivery expenses in cost of sales.

Self-insurance: As part of its risk management strategies, the Company is self-insured, up to certain amounts, for risks such as workers' compensation, general liability, employee health benefits and long-term disability. Risk retention is determined based on savings from insurance premium reductions, and, in the opinion of management, does not result in unusual loss exposure relative to other companies in the industry.

Derivatives: The Company has adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138 (SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative financial instruments and requires that derivative instruments be recorded in the balance sheet as either an asset or liability measured at their fair value. SFAS 133 allows that changes in the derivative fair values that are designated, effective and qualify as cash flow hedges can be deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. For derivative instruments that do not qualify as cash flow hedges, SFAS 133 requires that changes in the derivative fair values be recognized in earnings in the period of change.

Fair Value of Financial Instruments: Estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying value of cash equivalents, accounts receivable and accounts payable approximates their fair value due to the short-term nature of these financial instruments. The carrying value of the fixed-rate debt approximates fair value due to the nature of the counter parties. The carrying value of the variable-rate debt approximates fair value due to its variable-rate nature and the nature of the counter parties.

AMERISTEEL CORPORATION & SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent accounting pronouncements: In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" (SFAS 141), and SFAS No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination at acquisition. SFAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001; establishes specific criteria for the recognition of intangible assets separately from goodwill; and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). SFAS 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that goodwill and intangible assets which have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years. SFAS 141 is effective for all business combinations initiated after June 30, 2001, and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001. The Company has adopted the provisions of SFAS 141 and applied them to the Cartersville acquisition. The Company will adopt SFAS 142 beginning January 1, 2002, and will no longer amortize goodwill beginning January 1, 2002. Management does not expect the impairment provisions of SFAS 142 to have a material impact on the financial position or results of operations of the Company when adopted.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143) that addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated costs. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The provisions of SFAS 143 are effective for fiscal years beginning after June 15, 2002. The Company is considering the provisions of SFAS 143 and, at present, has not determined the impact of adopting SFAS 143.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), that addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. The Company is considering the provisions of SFAS 144 and at present has not determined the impact of adopting SFAS 144.

Reclassifications: Certain amounts in the prior-period financial statements have been reclassified to conform to the current-period financial statement presentation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C -- INVENTORIES

Inventories consist of the following:

	December 31, 2001	December 31, 2000
	(US$ in thousands)	
Finished goods	$ 89,798	$ 87,484
Work in-process	11,839	20,498
Raw materials and operating supplies	41,258	30,761
	$142,895	$138,743

NOTE D -- BORROWINGS

Long-term borrowings consist of the following:

	December 31, 2001	December 31, 2000
	(US$ in thousands)	
Revolving Credit Agreement	$ 80,000	$ 96,000
Term Loan	93,750	100,000
Industrial Revenue Bonds (IRBs)	33,195	33,195
ABB Loan	3,867	-
TVA Loan	1,009	1,211
Capital Lease	121	220
Total borrowings	211,942	230,626
Less current maturities	(25,598)	(6,567)
Total long-term borrowings	$186,344	$224,059

The Company's primary financial obligation outstanding as of December 31, 2001 was a $285 million credit facility (the "Revolving Credit Agreement"). It is collateralized by first priority security interests in substantially all accounts receivable and inventory of the Company as well as a lien on the Company's Charlotte Mill property, plant and equipment. The Revolving Credit Agreement was amended in September 2000 and increased the total facility from $150 million to $285 million, of which $100 million is a term loan that amortizes at the rate of 25% per year beginning in December 2001. The Revolving Credit Agreement matures in September 2005. Loans under the Revolving Credit Agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds or Prime Rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time. The effective interest rate at December 31, 2001 and 2000, was approximately 4.2% and 8.5%, respectively. The Revolving Credit Agreement contains certain covenants including, among other restrictions, financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. Letters of credit are subject to an aggregate sublimit of $50 million. The Company continued to be in compliance with these covenants through December 31, 2001.

The Company's industrial revenue bonds ("IRBs") were issued to obtain funding to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. The interest rates on these bonds range from 50% to 75% of the prime rate (3.35% to 3.85% at December 31, 2001); $9.4 million of the IRBs mature in 2003, $3.8 million matures in 2015 and the remaining $20.0 million matures in 2017. Irrevocable letters of credit issued pursuant to the Revolving Credit Agreement back the IRBs. As of December 31, 2001, the Company had approximately $38.7 million of outstanding letters of credit, primarily for IRBs, insurance and surety bonds.

The ABB Loan represents a bank loan of AmeriSteel's majority-owned subsidiary, secured by machinery and equipment. The loan matures in 2011 with amortization payments that began in July 2001. The loan currently bears interest at a rate of approximately 8.7% per year with the rate schedule to be reset June 2002 and every three years thereafter based on prime plus 1%. AmeriSteel is a guarantor of the loan.

The TVA Loan represents the unpaid portion of a $1.5 million note payable to the Tennessee Valley Authority that amortizes over seven years and is secured by certain equipment at the Knoxville, Tennessee mill.

The Capital Lease was used to purchase equipment at the Knoxville mill.

In order to reduce its exposure to interest-rate fluctuations, the Company entered into interest-rate swap agreements in August and September 2001 that are considered cash flow hedges. The interest-rate swaps have a notional value of $55 million, with the Company paying a fixed interest rate and receiving a variable interest rate based on three-month LIBOR. The underlying hedged instruments are specific tranches of LIBOR-based revolving credit and term loan borrowings under the Company's Revolving Credit Agreement. The Company tests effectiveness of the swaps on a quarterly basis using the "change in fair value" method prescribed by SFAS 133. Each period, the fair value of the interest-rate swap agreements is recorded on the balance sheet. The effective portion of the swap agreements is recorded in accumulated other comprehensive income, a component of stockholders' equity, until the hedged transaction occurs and is recognized in income. The ineffective portion of the swap agreements is recognized in income immediately.

The Company recognized additional interest expense of approximately $379 thousand in the year ended December 31, 2001, due to the interest-rate swaps. The fair value of the interest-rate swaps was $(272) thousand at December 31, 2001, which was recorded in other liabilities on the accompanying consolidated statements of financial position, with the offset recorded net of income tax benefit of $109 thousand in other comprehensive income.

The maturities of long-term borrowings for the years subsequent to December 31, 2001 are as follows:

Year Ending December 31,	Amount
(US$ in thousands)	
2002	$ 25,598
2003	34,925
2004	25,554
2005	99,342
2006	510
Thereafter	26,013
	$211,942

NOTE E -- INCOME TAXES

The provision for income taxes is comprised of the following amounts:

	Year Ended December 31, 2001	Nine Months Ended December 31, 2000 (US$ in thousands)	Year Ended March 31, 2000
Current provision			
Federal	$ 6,124	$ 7,135	$ 19,691
State	1,081	1,360	4,238
	7,205	8,495	23,929
Deferred provision (benefit)			
Federal	2,114	(4,274)	(1,344)
State	373	(475)	(149)
	2,487	(4,749)	(1,493)
	$ 9,692	$ 3,746	$ 22,436

A reconciliation of the difference between the effective income tax rate for each period and the statutory federal income tax rate follows:

	Year Ended December 31, 2001	Nine Months Ended December 31, 2000 (US$ in thousands)	Year Ended March 31, 2000
Tax provision at statutory rates	$ 6,882	$ 2,111	$ 18,118
State income taxes, net of federal income tax effect	886	238	2,478
Goodwill amortization	1,812	1,046	1,437
Other items, net	112	351	403
	$ 9,692	$ 3,746	$ 22,436

The components of the deferred tax assets and liabilities consisted of the following:

	December 31, 2001	December 31, 2000
	(US$ in thousands)	
Deferred Tax Assets		
Pension and retirement accruals	$ 9,461	$ 8,371
Employee benefits and related accruals	3,879	3,636
Workers' compensation accrual	1,271	1,060
Environmental remediation accrual	1,081	795
Allowance for doubtful accounts	497	513
Accrued expenses	350	607
Deferred compensation	192	-
Investment writedown	129	367
Inventories	116	530
Derivatives	109	-
Charitable contributions	60	-
Taxes	10	217
Other	-	435
	17,155	16,531
Deferred Tax Liabilities		
Property, plant and equipment	(54,285)	(50,026)
Assets held for sale	(2,183)	(3,521)
Goodwill	(223)	(142)
	(56,691)	(53,689)
Net Deferred Tax Liability	$ (39,536)	$ (37,158)

As of December 31, 2001 and 2000, the Company had taxes payable to GUSA of $8.0 million and $5.1 million, respectively, which are included in accounts payable in the accompanying consolidated statements of financial position.

NOTE F -- BENEFIT PLANS

The Company maintains a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.

The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position:

	Pension Benefits			Postretirement Medical		
	Year Ended December 31, 2001	Nine Months Ended December 31, 2000	Year Ended March 31, 2000	Year Ended December 31, 2001	Nine Months Ended December 31, 2000	Year Ended March 31, 2000
	(US$ in thousands)					
Components of net periodic benefit cost						
Service cost	$ 4,039	$ 2,441	$ 3,443	$ 247	$ 158	$ 216
Interest cost	8,822	6,139	7,477	586	423	519
Expected return on plan assets	(9,983)	(7,094)	(8,890)	-	-	-
Amortization of prior service cost	(35)	(26)	(35)	-	(9)	(11)
Recognized actuarial gain	-	-	-	-	(18)	(19)
Net periodic benefit cost	$ 2,843	$ 1,460	$ 1,995	$ 833	$ 554	$ 705

	Pension Benefits		Postretirement Medical	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
	(US$ in thousands)			
Change in benefit obligations				
Benefit obligation at beginning of period	$116,940	$108,626	$ 7,858	$ 7,571
Service cost	4,039	2,441	247	158
Interest cost	8,822	6,139	586	423
Plan participants' contributions	-	-	466	322
Amendments	-	-	135	-
Actuarial loss	7,840	3,872	1,179	207
Benefits and administrative expenses paid	(5,755)	(4,138)	(1,403)	(823)
Benefit obligation at end of period	$131,886	$116,940	$ 9,068	$ 7,858
Change in plan assets				
Fair value of plan assets at beginning of period	$108,188	$104,707	$ -	$ -
Actual return on plan assets	(1,491)	7,619	-	-
Employer contribution	774	-	937	501
Plan participants' contributions	-	-	466	322
Benefits and administrative expenses paid	(5,755)	(4,138)	(1,403)	(823)
Fair value of plan assets at end of period	$101,716	$108,188	$ -	$ -
Reconciliation of funded status – End of Period				
Funded status	$ (30,170)	$ (8,752)	$ (9,068)	$ (7,858)
Unrecognized prior service cost	(222)	(258)	-	(134)
Unrecognized actuarial loss (gain)	16,150	(3,164)	246	(933)
Net amount recognized	$(14,242)	$(12,174)	$ (8,822)	$ (8,925)

The weighted average discount rates used in determining the actuarial present value of the accumulated pension benefit obligations were 7.25% for the year ended December 31, 2001, and 7.5% for the nine months ended December 31, 2000, and the year ended March 31, 2000. The rate of increase in future compensation levels was 4.5%. The expected rate of return on plan assets was 9.25% for the year ended December 31, 2001, and 9.5% for the nine months ended December 31, 2000, and the year ended March 31, 2000.

The weighted average discount rates used in determining the accrued postretirement medical benefit obligation were 7.25% for the year ended December 31, 2001 and 7.5% for the nine months ended December 31, 2000, and year ended March 31, 2000. The gross medical trend rate was assumed to be 8.58% in 2001 and decreasing by .346% per year to 6.5% in 2007; 6.0% in 2008 and beyond for pre-65 retirees that retired before January 1, 1994, and 6.5% decreasing by .5% per year to 5.5% in 2003 and beyond for post-65 retirees that retired before January 1, 1994. For retirees on or after January 1, 1994, the trend rate is the same until the Company's expected costs are double that of the 1992 costs. At that point, the retirees will pay future increases in the medical trend. The health care cost trend rate assumption has a significant effect on the amount of the obligation reported.

The incremental effect of a 1% increase in the medical trend rate would result in an increase of approximately $208 thousand and $11 thousand to the accrued postretirement benefit obligation and service cost plus interest cost, respectively, as of and for the year ended December 31, 2001. The incremental effect of a 1% decrease in the medical trend rate would result in a decrease of approximately $188 thousand and $10 thousand to the accrued postretirement benefit obligation and service cost plus interest cost, respectively, as of and for the year ended December 31, 2001.

The Company also has a voluntary savings plan available to substantially all of its employees. Under this plan, the Company contributes amounts based upon a percentage of the savings paid into the plan by employees. The Company matches 50% of the employees' contributions up to 4% of employees' salaries. Costs under this plan were $1.8 million, $1.3 million and $1.7 million for the year ended December 31, 2001, the nine months ended December 31, 2000 and the year ended March 31, 2000, respectively.

NOTE G – EQUITY AND STOCK COMPENSATION PLANS

The authorized capital stock of the Company under its Articles of Incorporation is 100,000,000 shares of Common Stock, par value $.01 per share; and 10,000,000 shares of Redeemable Preferred Stock, par value $.01 per share, which are redeemable at the option of AmeriSteel (Preferred Stock). During the year the distinction between Class A and Class B shares was eliminated.

During 2001, AmeriSteel sold 1,153,846 shares of Common Stock to GUSA, for $15 million, or $13.00 per share. In addition, during 2001, AmeriSteel's Board of Directors authorized the issuance of 10,000,000 shares of Preferred Stock. AmeriSteel sold 1,000,000 shares of Preferred Stock to GUSA for $10 million, or $10.00 per share. All of the Common Stock and Preferred Stock sold to GUSA in 2001 was repurchased in 2001.

Dividends of $523 thousand were declared and paid to GUSA in 2001 on the Preferred Stock. No dividends were declared or paid during the year ended March 31, 2000, or the nine months ended December 31, 2000.

In March 2000, the Board of Directors approved a long-term incentive plan available to executive management (the "Stakeholder Plan") to ensure AmeriSteel's senior management's interest is congruent with the AmeriSteel's shareholders. Awards are determined by a formula based on AmeriSteel's return on capital employed in a given plan year. Earned awards vest and are paid out over a period of four years. Participants may elect cash payout or investments in phantom stock of AmeriSteel and Gerdau, for which a 25% premium is earned if elected. Benefits charged to expense under this plan for the year ended December 31, 2001, and the nine months ended December 31, 2001, were $257 thousand and $300 thousand, respectively.

In July 1999, the Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorizes 100,000 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchase stock are awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. In the 1999 offering period, a total of 42,321 shares were sold under the SAR Plan at a purchase price of $15.30 per share, with 30,463 of these shares outstanding as of December 31, 2001. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. In the 1999 offering period, a total of 169,284 SARs were granted under the SAR Plan, with 121,731 of these rights outstanding as of December 31, 2001. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date.

In September 1996, the Board of Directors also approved the AmeriSteel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provides for grants of common stock, options to purchase common stock and SARs. The maximum number of shares that can be issued under the plan is 438,852. The Company has granted 434,700 incentive stock options and 52,100 shares of common stock under the Equity Ownership Plan through December 31, 2001, with 305,840 incentive stock options and 8,340 shares of common stock outstanding at December 31, 2001. All issued options and shares of issued common stock become one-third vested two years from the grant date, another one-third vested three years from the grant date and the remaining balance vested four years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date.

In May 1995, the Board of Directors approved a Stock Purchase/Option Plan (the "Purchase Plan") available to essentially all employees. Employees who purchased stock were awarded stock options equal to six times the number of shares purchased. A total of 37,689 shares were sold under the Purchase Plan at a purchase price of $10.63 per share, with 357 of these shares outstanding as of December 31, 2001. The options were granted at fair value at the date of the grant, determined based on an independent appraisal as of the end of the previous year-end. A total of 226,134 options were granted under the Purchase Plan, with 1,824 of these options outstanding as of December 31, 2001. No options remain available for future grant. All options outstanding are currently vested. Options may be exercised for 10 years from the grant date.

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations. SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and earnings per share for the effects on compensation expense had the accounting guidance of SFAS 123 been adopted. Compensation (benefit) expense recognized in the consolidated statements of operations and comprehensive income under the SAR Plan, the Equity Ownership Plan and the Purchase Plan for the year ended

December 31, 2001, the nine months ended December 31, 2000, and the year ended March 31, 2000, was $(487) thousand, $748 thousand and $1.0 million, respectively.

For SFAS 123 purposes, the fair value of each option grant under the Equity Ownership Plan and Purchase Plan has been estimated as of the date of the grant using the following assumptions: risk-free interest rates ranging from 3.9% to 6.7%; expected life ranging from five to seven years; volatility of 0% for options issued prior to January 1, 2000, and 25% for options issued thereafter; and dividend rates of three percent. Using these assumptions, the weighted-average fair value per share of the stock options granted by the Company in the year ended December 31, 2001, was $2.87, which would be amortized as compensation expense over the vesting period of the options.

Had compensation cost been determined consistent with SFAS 123, utilizing the assumptions detailed above, the Company's net income and earnings per share would have been changed to the following pro forma amounts:

	Year Ended December 31, 2001	Nine Months Ended December 31, 2000	Year Ended March 31, 2000
	(US$ in thousands, except per share data)		
Net income:			
As reported	$ 9,972	$ 2,285	$29,330
Pro forma	9,839	2,182	29,213
Earnings per common share:			
Basic earnings per common share-			
As reported	$ 0.92	$ 0.22	$ 2.80
Pro forma	0.91	0.21	2.79
Earnings per common share:			
Diluted earnings per common share and common equivalent-			
As reported	$ 0.92	$ 0.22	$ 2.78
Pro forma	0.91	0.21	2.76

The following tables summarize stock option activity for the year ended December 31, 2001, the nine months ended December 31, 2000, and the year ended March 31, 2000 (amounts in thousands, except per share data):

	Equity Ownership Plan					
	Year Ended December 31, 2001		Nine Months Ended December 31, 2000		Year Ended March 31, 2000	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
	(US$ in thousands, except per share data)					
Outstanding, beginning of period	204,006	$19.22	176,191	$16.08	172,700	$14.58
Granted	121,000	13.00	51,900	28.00	56,850	18.00
Exercised	(9,631)	13.42	(17,314)	13.36	(45,981)	12.85
Forfeited	(9,535)	19.31	(6,771)	19.83	(7,378)	16.01
Outstanding, end of period	305,840	16.94	204,006	19.22	176,191	16.08
Options vested at end of period	92,977	$15.57	64,389	$14.24	44,370	$12.84
Weighted-average fair value of options granted during the period		$ 2.87		$ 5.00		$ 2.77

	Purchase Plan					
	Year Ended December 31, 2001		Nine Months Ended December 31, 2000		Year Ended March 31, 2000	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
	(US$ in thousands, except per share data)					
Outstanding, beginning of period	3,468	$12.50	4,788	$12.50	167,241	$12.50
Granted	-	-	-	-	-	-
Exercised	(1,644)	12.50	(1,320)	12.50	(158,769)	12.50
Forfeited	-	12.50	-	12.50	(3,684)	12.50
Outstanding, end of period	1,824	$12.50	3,468	$12.50	4,788	$12.50
Options vested at end of period	1,824	$12.50	3,468	$12.50	4,788	$12.50

The weighted-average remaining contractual life of the options under the Equity Ownership Plan and the Purchase Plan as of December 31, 2001, is 5.0 years for options granted through 1997 at a price between $12.50 and $18.00 per share, and 7.6 years for those options granted between 1998 and 2000 at a price between $20.00 and $28.00 per share, and 9.5 years for options granted in 2001 at a price of $13.00 per share. The weighted-average exercise price of the options under the Equity Ownership Plan as of December 31, 2001, is $15.80 for options granted through 1997 at a price between $12.50 and $18.00 per share, $24.78 for those options granted between 1998 and 2000 at a price between $20.00 and $28.00 per share, and $13.00 for options granted in 2001 at a price of $13.00 per share. The weighted-average exercise price of the options under the Purchase Plan as of December 31, 2001, is $12.50.

NOTE H -- INCENTIVE COMPENSATION PLANS

In 1995, the Board of Directors approved a short-term incentive plan to reward key employees who are significant to the Company's long-term success. The awards are based on the Company's actual operating results, as compared to targeted results. The plan provides for annual distributions to participants based on that relationship. The plan is amended annually by the Board of Directors to reflect changes in expected operating results, and to adjust target results accordingly. The plans were based on actual return on capital employed as compared to target return on capital employed. The awards were $1.5 million for the year ended December 31, 2001, $0.9 million for the nine months ended December 31, 2000, and $4.4 million for the year ended March 31, 2000.

NOTE I -- ENVIRONMENTAL MATTERS

As the Company is involved in the manufacture of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is EC dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EC dust is subject to change, which may change the cost of compliance. While EC dust is generated in current production processes, such EC dust is being collected, handled and disposed of in a manner that management believes meets all current federal and state environmental regulations. The costs of collection and disposal of EC dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EC dust in other manners in previous years, and is responsible for the remediation of certain sites where such EC dust was generated and/or disposed.

In April 2001, the Company was notified by the United States Environmental Protection Agency (the "EPA") of an investigation that may identify the Company as one of a group of potential responsible parties (PRPs) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has claimed that the group of PRPs should reimburse the $15.5 million cost to remediate the site. The Company contests any liability for cleanup of the site and therefore has not recorded any liability. Should the EPA determine otherwise, the Company does not believe it will have a material adverse effect on the Company.

In July 2001, a small amount of cesium, a radioactive source, was received from suppliers among scrap material and accidentally melted in the Company's Jacksonville mill furnace. Appropriate regulatory agencies were immediately notified and the contaminated material and equipment were confined. No injuries were reported and the environment was not put at risk due to alarms and procedures in place at the time. Melt shop activities at the Jacksonville mill were immediately halted pending cleanup of contaminated material and equipment. Melt shop operations resumed in early August and the cleanup is complete. The Company is currently evaluating material disposal alternatives. The incident is an insured loss and therefore the Company does not anticipate a material impact to its financial position or results of operations.

In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In all such determinations, the Company employs outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the total remaining costs to be approximately $2.9 million with these costs recorded as a liability at December 31, 2001, of which the Company expects to pay approximately $1.1 million within one year.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not be greater or less than the estimated remediation costs.

NOTE J -- COMMITMENTS

Operating Leases

The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows:

Year Ending December 31,	Amount (US$ in thousands)
2002	$ 4,542
2003	3,850
2004	2,902
2005	1,994
2006	1,460
Thereafter	134
	$14,882

Total rent expense was approximately $4.5 million, $3.3 million and $4.1 million, for the year ended December 31, 2001, the nine months ended December 31, 2000 and the year ended March 31, 2000, respectively.

Service Commitments

The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.

Litigation

The Company is defending various claims and legal actions that are common to its operations. While it is not feasible to predict or determine the ultimate outcome of these matters, none of them, in the opinion of management, will have a material effect on the Company's financial position or results of operations.

NOTE K -- OTHER (INCOME) EXPENSE, NET

Other income for the year ended December 31, 2001 includes prior year tax refunds ($.7 million income), expenses relating to the melting of a small amount of cesium at the Jacksonville mill ($.4 million expense), a settlement with electrode suppliers ($2.8 million income), and the loss on sale of marketable securities ($2.0 million expense.)

Other expense for the nine months ended December 31, 2000, includes startup costs at the Knoxville mill's melt shop ($3.0 million expense).

Other expense for the year ended March 31, 2000 includes a settlement with electrode suppliers ($5.8 million income) offset by expenses relating to the change of control ($8.3 million).

NOTE L – SEGMENT INFORMATION

The Company follows SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas and major customers.

The Company is organized into two primary business segments: (a) Mill Operations and (b) Steel Fabrication. Steel products sold to the fabricating divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily cash, a portion of goodwill, assets held for sale, some property, plant and equipment, deferred income taxes and deferred financing costs. Corporate expense includes corporate headquarters staff, including executive management, human resources, finance and accounting, procurement and environmental, and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the two manufacturing segments for the year ended December 31, 2001, the nine months ended December 31, 2000, and the year ended March 31, 2000, are presented below (in thousands):

Year Ended December 31, 2001	Mill Operations	Steel Fabrication	Total Segments
		(US$ in thousands)	
Revenue from external customers	$ 368,464	$ 278,958	$ 647,422
Intracompany revenues	188,922	-	188,922
Depreciation and amortization expense	26,718	4,659	31,377
Segment profit	19,674	13,008	32,682
Segment assets	478,083	113,728	591,811
Additions to long-lived assets	17,436	3,748	21,184

Nine Months Ended December 31, 2000	Mill Operations	Steel Fabrication	Total Segments
		(US$ in thousands)	
Revenue from external customers	$ 290,470	$ 212,624	$ 503,094
Intracompany revenues	149,455	-	149,455
Depreciation and amortization expense	19,534	2,960	22,494
Segment profit	3,825	17,861	21,686
Segment assets	466,950	108,227	575,177
Additions to long-lived assets	27,125	4,168	31,293

AMERISTEEL CORPORATION & SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended March 31, 2000	Mill Operations	Steel Fabrication	Total Segments
		(US$ in thousands)	
Revenue from external customers	$ 427,192	$ 279,582	$ 706,774
Intracompany revenues	178,364	-	178,364
Depreciation and amortization expense	22,821	3,626	26,447
Segment profit	51,733	31,070	82,803

Reconciliation of reportable segments to consolidated total:

	Year Ended December 31, 2001	Nine Months Ended December 31, 2000	Year Ended March 31, 2000
		(US$ in thousands)	
Revenues			
Total segments revenues	$ 836,344	$ 652,549	$ 885,138
Elimination of intersegment revenues	(188,922)	(149,455)	(178,364)
Consolidated revenues	$ 647,422	$ 503,094	$ 706,774
Depreciation and amortization			
Total segments depreciation and amortization	$ 31,377	$ 22,494	$ 26,447
Corporate depreciation and amortization	1,720	1,359	2,359
Consolidated depreciation and amortization	$ 33,097	$ 23,853	$ 28,806
Profit			
Total segments profit	$ 32,682	$ 21,686	$ 82,803
Other profit or loss	(1,079)	2,738	2,518
Elimination of intersegment profits	(480)	(2,758)	(3,306)
Unallocated amounts:			
Other corporate income (expense)	768	(3,595)	(11,626)
Unallocated interest expense	(12,227)	(12,040)	(14,812)
Unallocated taxes	(9,692)	(3,746)	(23,922)
Extraordinary items	-	-	(2,325)
Preferred stock dividends	(523)	-	-
Consolidated profit	$ 9,449	$ 2,285	$ 29,330
Assets			
Total segments assets	$ 591,811	$ 575,177	
Elimination of intersegment receivables	(12,493)	(10,793)	
Other unallocated assets	24,274	27,075	
Consolidated assets	$ 603,592	$ 591,459	
Expenditures for long-lived assets			
Total segments expenditures	$ 21,184	$ 31,293	
Corporate expenditures	495	24	
Consolidated expenditures for long-lived assets	$ 21,679	$ 31,317	

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To AmeriSteel Corporation:

We have audited the accompanying consolidated statements of financial position of AmeriSteel Corporation (a Florida corporation) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for the year ended December 31, 2001, the nine months ended December 31, 2000, and the year ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmeriSteel Corporation and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the year ended December 31, 2001, the nine months ended December 31, 2000, and the year ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Tampa, Florida,
January 14, 2002

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required with respect to Directors and Executive Officers is to be included in the Information Statement that will be submitted to shareholders prior to April 30, 2002, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required with respect to Executive Compensation is to be included in the Information Statement that will be submitted to shareholders prior to April 30, 2002, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required with respect to Security Ownership of Certain Beneficial Owners and Management is to be included in the Information Statement that will be submitted to shareholders prior to April 30, 2002, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required with respect to Certain Relationships and Related Party Transactions is to be included in the Information Statement that will be submitted to shareholders prior to April 30, 2002, and is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) The following financial statements of AmeriSteel Corporation as of the dates and for the periods indicated are filed as part of this report:

Consolidated Statements of Financial Position	December 31, 2001 and 2000
Consolidated Statements of Operations	Year ended December 31, 2001, nine-months ended December 31, 2000 and year ended March 31, 2000
Consolidated Statements of Shareholders' Equity	Year ended December 31, 2001, nine-months ended December 31, 2000 and year ended March 31, 2000
Consolidated Statements of Cash Flows	Year ended December 31, 2001, nine-months ended December 31, 2000 and year ended March 31, 2000

Report of Independent Certified Public Accountants – January 14, 2002

(2) The following financial statement schedules of AmeriSteel Corporation are filed as part of this report: None

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(b) Reports on Form 8-K.

During the quarter ended December 31, 2001 the Company filed a current report on Form 8-K dated December 28, 2001 to report the purchase of assets of the Cartersville, Georgia mill from Birmingham Steel Corporation and Birmingham Southeast LLC.

(c) The exhibits to this report are indexed below and are filed or incorporated by reference as part of this report:

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
3.1	-- Articles of Incorporation, as amended to date (incorporated by reference to Exhibit 3.1 to the Company's Interim Report on Form 10-Q for the period ended March 31, 2001)
3.2	-- Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, as amended, Registration Statement No. 333-37679)
10.1	-- AmeriSteel Equity Ownership Plan (incorporated by reference to Exhibit 10 to the Company's Annual Report on Form 10-K for the year ended March 31, 1996)
10.2	-- AmeriSteel Strategic Value Added Executive Short-Term Incentive Plan (incorporated by reference to Exhibit 10 to the Company's Annual Report on Form 10-K for the year ended March 31, 1996)
10.3	-- Second Amended and Restated Credit Agreement dated September 13, 2000 by and among the Company, Bank of America, N.A., SunTrust Bank, PNC Bank, National Association, The Bank of Tokyo-Mitsubishi, Ltd., New York Branch and certain other lenders (incorporated by reference to Exhibit 2.5 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 20, 2000 (Commission File No. 000-21095))
10.4	-- AmeriSteel Stakeholder Plan (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended March 31, 2000)
10.5	-- First Amendment to AmeriSteel Equity Ownership Plan (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the nine months ended December 31, 2000)
10.6	-- Second Amendment to AmeriSteel Equity Ownership Plan(incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the nine months ended December 31, 2000)
10.7	-- First Amendment to AmeriSteel Strategic Value Added Executive Short-Term Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the nine months ended December 31, 2000)
10.8	-- Second Amendment to AmeriSteel Strategic Value Added Executive Short-Term Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the nine months ended December 31, 2000)
10.9	-- Third Amendment to AmeriSteel Strategic Value Added Executive Short-Term Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the nine months ended December 31, 2000)
10.10	-- Third Amendment to AmeriSteel Equity Ownership Plan (incorporated by reference to Appendix to the Company's Annual Information Statement on Form 14-C on April 30, 2001)
10.11	-- Fourth Amendment to AmeriSteel Strategic Value Added Executive Short-Term Incentive Plan
23	-- Consent of Arthur Andersen LLP
99.1	-- Letter to Commission Pursuant to Temporary Note 3T

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERISTEEL CORPORATION

By: /s/ Phillip E. Casey March 21, 2002
Phillip E. Casey, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Date	Title
/s/ Jorge Gerdau Johannpeter Jorge Gerdau Johannpeter	March 21, 2002 Date	Chairman of the Board
/s/ Phillip E. Casey Phillip E. Casey	March 21, 2002 Date	President Chief Executive Officer; Director
/s/ Frederico C. Gerdau Johannpeter Frederico C. Gerdau Johannpeter	March 21, 2002 Date	Director
/s/ Klaus Gerdau Johannpeter Klaus Gerdau Johannpeter	March 21, 2002 Date	Director
/s/ Andre Bier Johannpeter Andre Bier Johannpeter	March 21, 2002 Date	Director
/s/ Germano Gerdau Johannpeter Germano Gerdau Johannpeter	March 21, 2002 Date	Director
/s/ Carlos J. Petry Carlos J. Petry	March 21, 2002 Date	Director
/s/ Tom J. Landa Tom J. Landa	March 21, 2002 Date	Vice President; Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer); Director

EXHIBIT 10.11

FOURTH AMENDMENT
TO
AMERISTEEL STRATEGIC VALUE ADDED
EXECUTIVE SHORT-TERM INCENTIVE PLAN

This Fourth Amendment to the AmeriSteel Strategic Value Added Executive Short-Term Incentive Plan is made and entered into by AmeriSteel Corporation (the "Company") this __ day of ________, 2001, but is effective for all purposes as of January 1, 2001.

WITNESSETH:

WHEREAS, the Company has previously adopted the AmeriSteel Strategic Value Added Executive Short-Term Incentive Plan (as amended to date, the "Plan"); and

WHEREAS, Article VI of the Plan authorizes the Company to amend the Plan at any time with the approval of the Company's Board of Directors; and

WHEREAS, the Company desires to amend the Plan further in certain respects.

NOW, THEREFORE, in consideration of the premises, the Plan is hereby amended as follows:

1. Article IV(d) of the Plan is amended to read as follows:

(d) The charts referred to in paragraph (a) above shall specify the percent of Annual Base Pay earned for each SVA Level for each class of Participant. A Participant's Award for a Plan Year shall be the dollar amount equal to the amount determined by multiplying such Participant's Annual Base Pay for the Plan Year by the percentage of Annual Base Pay earned as a result of the SVA Level achieved by the Participant for such Plan Year, less, solely with respect to the Plan Year beginning April 1, 1995, the amount of incentive dollars received in advance by the Participant during such Plan Year. Solely for the Plan Year beginning January 1, 2001, the incentive calculation shall be based on two separate six-month financial periods. The first computation shall include the financial results for the period beginning January 1, 2001 and ending June 30, 2001. The second computation shall include the financial results for the period beginning July 1, 2001 and ending December 31, 2001. The SVA awards shall be prorated using the number of days in each period divided by 365 days. In no event shall an eligible Participant's combined award for the two six-month periods be less than the Participant's calculated award using the full fiscal year results.

IN WITNESS WHEREOF, the foregoing Fourth Amendment is adopted by the Company.

AMERISTEEL CORPORATION

By:______________________________

EXHIBIT 23

CONSENT TO USE OF REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent certified public accountants, we hereby consent to the incorporation of our report, included in this Form 10-K, into AmeriSteel Corporation's previously filed Registration Statement File Nos. 33-60329, 333-14547, and 333-82699.

ARTHUR ANDERSEN LLP

Tampa, Florida,
March 21, 2001

Exhibit 99.1

March 21, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Arthur Andersen LLP has represented to AmeriSteel Corporation that the audit of the December 31, 2001 financial statements included in this Form 10-K was subject to Arthur Andersen LLP's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen LLP was not relevant to this audit.

Very truly yours,

/s/ Tom J. Landa

Vice President; Chief Financial Officer and
Secretary (Principal Financial Officer and
Principal Accounting Officer); Director

STEEL MILL GROUP:

The Steel mill group saw the best safety performance in its history in both the OSHA Frequency Rates and Lost Time Accident Rates. This was due to the focus of the entire organization, management and hourly, to make AmeriSteel a better and safer place to work.

The steel mill group reduced operations in CY 2001, added new products to the mix, and experimented with Stainless Steel rollings to shore up the operations and capacity utilization in the face of the huge influx of imports. Conversion costs were down about $3 per ton, even with higher gas prices throughout much of the year. Each of the mills contributed, but the Jacksonville Mill continued to lead the way with conversion costs less than $110 per ton. This was accomplished in spite of a radiation incident in July, which closed the melt shop operations for almost a month while the cleanup and restoration progressed. The Knoxville melt shop continued to make good progress in operations and continued to reduce its costs as the standardization of its practices are implemented.

Metal margins continued to decline and are at the low side of the 10-year historical cycle.

In the area of capital investing, approximately $17 million was spent, significantly less than was spent over the prior 2 years with the installation of the Knoxville meltshop. Almost one third was spent on environmental improvements in keeping with our core values.

An area of growth was the acquisition of the Cartersville Facility from Birmingham Steel. This involved managers from many of our mills to effectively study the plant and evaluate the possibilities and needs of the plant. This was done effectively and was started up in January 2002 on time and better than planned. This was a true measure of the talent in the group.

Looking to the future, we are in a reduced economy. Strong Goals were established for the next three years and money has been invested in preparing our employees for the future. In spite of reduced operations and lower selling prices and margins, AmeriSteel was still able to improve slightly over the previous year. This is an accomplishment that every employee can be proud of and know that his or her efforts can make a difference and help ensure our futures.

FABRICATED REINFORCING STEEL GROUP:

The first half of 2001 was a continuation of 2000, allowing strong shipments and returns. However, as the economy continued to decline in the second half, the negative impact on volumes and pricing wiped away much of the early successes. Shipments ended at the year at record levels, but the reduced spread between selling price and material cost cut last year's net income by nearly 40%.

The market will continue to deteriorate into the first half of 2003. Although our backlogs are strong, there will be increased pressure to maintain acceptable profitability and production levels in the shops. Fewer jobs are being bid and increased competition will force pricing levels down even lower.

To position ourselves for the current downturn, as well as for the future, we have consolidated operations in the Fabricating Reinforcing Steel Group. Two shops, St. Albans, WV and Wilmington, DE, were closed as of February 15, 2002. Our other shops easily absorbed the workload, while sales and detailing functions remained in place to service the customers in the manner they have come to expect from AmeriSteel.

As the economy begins to recover in the second half of 2002, we will be well positioned to utilize our improved efficiencies to increase the productivity and profitability of the Fabricated Reinforcing Steel Group.

STRATEGIC DEVELOPMENT:

The Strategic Development Department was formed in February 2001 with the objective of developing and implementing an initiative that would propel AmeriSteel to World Class levels of operational performance. Along the way, the Strategic Development process utilizes many different tools and technologies, including the fundamental elements of communication, involvement and empowerment.

The World Class initiative has been well received throughout the Company. Pilot programs were launched at the Charlotte Steel Mill and the Tampa and Nashville Fabricated Reinforcing Steel Divisions. Based on the success of these pilot programs, two more steel mills, two fabricating regions, and our Atlas Steel & Wire Division are part of the program. Early successes have been achieved in process management by utilizing fundamental management systems and techniques to engage our employees.

The coming year will continue to be busy for the Strategic Development Department as we continue launching the initiative in the rest of the Company. Additionally, we are developing the integration of maintenance into the process. We look forward to making significant advances in our quest for World Class performance through the results we will achieve in the coming year.

MILL PRODUCTS SALES:

2001 has been very difficult for the steel industry. We estimate that between May 2000 and the end of 2001, demand for bar products has dropped in excess of 20 percent.

In this environment, we have managed to keep our sales volume at roughly the same level as fiscal year 2000.

The rebar side of the business has been very strong. We have exceeded last year's record shipments by 23,000 tons. On the negative side, imported rebar has continued to be dumped into North America at a record pace. Demand for rebar, although slowing down, continues to be strong.

The merchant bar business has been extremely difficult. Prices have dropped 11 percent compared to 2000. Bar prices dropped an additional 7 percent in November 2001, paving the way for even lower prices for the start of 2002. Many of our bar competitors have closed down permanently or have filed for Chapter 11 protection. In this environment, our bar sales have dropped only 1 percent.

Our Charlotte and our Jackson mills are getting ready to introduce 27 new products. We have also launched a new program to introduce Special Bar Quality rounds and squares at our West Tennessee mill in the second half of 2002.

With the addition of the new products and our new Cartersville operation, our bar sales will grow significantly in 2002.

STEEL SCRAP:

Steel scrap prices remained well below the forecast prices for 2001. The outlook for 2002 is far more challenging. With flat rolled steel shipments recovering as a result of reductions in the volume of imported steel, scrap prices are moving upward. We expect to minimize these effects by a number of new strategies for optimizing AmeriSteel's practices and policies regarding sourcing and using steel scrap. Nevertheless, the forecast for 2002 scrap costs is higher than last year.

Ownership of the steel scrap shredding facilities at the West Tennessee Mill and the dedicated shredding facility at Jacksonville will also provide some protection against higher prices at those facilities in the year ahead. Continuing focus on new sources and more economical alternatives among market offerings will help the Company secure competitive raw material costs.

ENERGY:

As a result of favorable trends in natural gas prices and weather, energy costs have generally declined since mid-2001. Additional electric generating capacity added to the utility systems that serve our plants has also limited some of the peak-period problems experienced over the past few years. These trends are expected to continue in 2002 and result in relatively stable energy prices.

RAIL PRODUCTS GROUP:

2001 was a heavy shipping year for the Rail Products Group. We shipped 44,270 tons with a corporate contribution of $1.1 million. We viewed 2001 as a year to make some necessary business adjustments. Those adjustments have been made, and as a result, we feel that the Rail Products Group will have a positive performance for 2002.

Our shipping forecast for 2002 is 45,525 tons. Based upon our forecasted performance, we expect to make a corporate contribution of $1.3 million. Both our Lancaster, SC and Paragould, AR plants are very busy, and we will have some opportunities to out-perform our forecast expectations.

ATLAS STEEL AND WIRE DIVISION:

2001 ended with our bottom line showing a loss of $926,000. Collated nail sales felt extreme pressure from offshore producers. Our reinforcing fabric tonnage volume was on target, but pricing was depressed.

For 2002, we look for better pricing on reinforcing fabric. However, we remain cautious on collated nails since offshore producers will see lower wire rod cost due to the U.S. dumping suits on wire rods bringing down the world market price on wire rods outside the U. S.

AMERISTEEL BRIGHT BAR:

2001 was a year of growth for Bright Bar. The ramp-up continued by increasing size capability, improving productivity and gaining market share. This was accomplished during the weakest period of demand for cold drawn bars in the past two decades. Bright Bar will continue to grow the business while working safely, improving productivity, maintaining high quality and excellent customer service during 2002.

An important development in 2001 was the emergence of our West Tennessee Steel Mill as a key supplier. They are in the process of expanding their capability and shipments to us in 2002. Bright Bar will benefit from this liaison. Gerdau Courtice continued their excellent performance as a supplier in 2001 and will continue as a lead supplier in 2002.

HUMAN RESOURCES:

2001 was a year of interesting challenges and opportunities in the Human Resources Group. AmeriSteel's compensation practices came under close scrutiny. In 2002, we will continue this effort as we align our reward system of corporate objectives and performance measurement with World Class objectives.

Recruiting had mixed reviews in 2001. While we were able to locate and attract some highly qualified candidates, as the industry consolidates, the talent pool becomes smaller. If AmeriSteel is to continue its growth, key management positions must be filled with men and women of high caliber and talent. A principal objective of the HR Department in 2002 is to enhance our ability to attract candidates who fall into that category.

An ongoing area of concern is the continuing high cost of providing employee benefits, particularly health care coverage. 2001 saw the change in health care coverage at AmeriSteel to United Health Care, replacing the vendor with whom AmeriSteel had contracted for 26 years. One big plus was that the transition was relatively seamless for the vast majority of AmeriSteel employees and their dependent family members.

At the end of 2001, members of the HR team from all over the Company – as well as the Corporate HR team – worked closely with the Steel Mill Group to facilitate the smooth transition of the new Cartersville Steel Mill Division.

As a strategic partner to the operations and administrative teams, the HR Group will in 2002 continue its initiative in employee training and development. Additionally, we will strive in 2002 to improve our HR Performance Measurement systems.

FINANCE:

Another challenging and busy year, yet AmeriSteel's finances remained strong. A record $90 million was generated by cash flow from operations. Of this, $22 million was used for property, plant and equipment and $51 million for acquisitions. There was still money left to reduce bank debt by over $18 million.

First quarter losses and the acquisition of AmeriSteel Bright Bar necessitated additional capital. In a better alternative to seeking expensive bank support, Gerdau infused $25 million for a short-term bank covenant constraint, and we were able to return the funds to Gerdau in a few months. Then in December 2001, without further assistance, AmeriSteel funded its $40 million + acquisition of the Cartersville Steel Mill. AmeriSteel also took advantage of declining interest rates to lock in 5 percent rates on $55 million of debt via three interest rate swap agreements covering the next four + years.